U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                          UNITED DIGITAL NETWORK, INC.
                 (Name of Small Business Issuer in its charter)

              Delaware                                     75-2613588
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                       Identification No.)

                      18872 MacArthur Boulevard, Suite 300
                            Irvine, California 92612
              (Address of principal executive offices and zip code)


                                 (714) 833-8050
                (Issuer's telephone number, including area code)

Securities to be registered under Section 12(b) of the Act:

        Title of each class              Name of each exchange on which
        to be so registered              each class is to be registered

                                      None
                                      ----

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of Class)

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     Certain statements contained under "Description of Business", "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and elsewhere in this Registration Statement on Form 10-SB regarding matters that are not historical facts are "forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995 (promulgated under the Securities Act of 1933, as amended) and are subject to the safe-harbor created by that act. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Registration Statement on Form 10-SB or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General
-------

     United Digital Network, Inc., a Delaware corporation (the "Company" or "United"), is a provider of voice and data long distance services, travelcard services, international long distance, prepaid calling cards and various other telecommunication services to residential, small to medium- sized commercial customers, switchless resellers, agents and wholesale purchasers. The principal market for its long distance services is the central and southwest United
States. The Company has customers in over 40 states. The Company operates primarily through its wholly-owned subsidiaries, Answer-Net, Inc. ("ANI"), Advanced Management Services, Inc. ("AMS"), Digital Network, Inc. ("DNI"), and CTN-Custom Telecommunications Network of Arizona, Inc. ("CTN"). The Company offers an array of services designed to afford its customers an integrated telecommunications solution to their telecommunication needs.

     The Company was incorporated in Canada under the British Columbia Company Act on June 2, 1980 under the name Stag Explorations Ltd. On November 30, 1990, the Company changed its name to Stag Holdings Ltd., and on February 8, 1993, the Company changed its name to Unidex Communications Corp. On April 25, 1995, the Company reincorporated in the United States by filing Articles of Continuance with the Secretary of State of Wyoming, which allowed the Company to continue its existence as a Wyoming corporation. Subsequently, the Company merged into its wholly-owned subsidiary, a Delaware corporation, and continued its existence as Unidex Communications Corp, a Delaware corporation.

     Effective  August  9,  1996,  the  Company  changed  its name  from  Unidex
Communications Corp. to United Digital Network, Inc., consolidated its share capital on the basis of four old shares for one new share, and increased its authorized capital to 100 million shares of common stock, par value, $0.01 per share.

     The Company's growth has resulted from a two-pronged growth strategy. First, a direct sales force, complemented by a small but rapidly growing agent network, has produced significant internal growth during the last two years. Second, a plan of acquiring selected types of long distance companies has produced four major acquisitions that have been successfully integrated into the Company's operations.

Internal Growth
---------------

     From fiscal year ending April 30, 1995 through January 31, 1997, the Company's customer base increased from approximately 2,000 customers to over 5,000 customers nationwide. As a part of the Company's two-pronged growth strategy, besides acquisitions, the Company's internal growth contributed significantly to this increase in customers and total revenue. During the eight months

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from May 1996 to January 1997,  internal growth  contributed  nearly $500,000 in new monthly revenues. Approximately one-third of this growth came from the Company's pre-paid calling card product line, with the remainder coming from revenue increases in agent, affinity group and direct sales customers.

Acquisitions
------------

     In March 1993, the Company acquired AnswerNet, Inc. ("ANI"), a Texas based company. ANI was a small start-up long distance company in Texas that also provided various "live-operator" functions such as answering services and third party customer service to business customers.

     In April 1995, for a purchase price of $827,665, the Company acquired Digital Network, Inc. ("DNI"), a Dallas, Texas based company which provides telecommunications services to small and medium sized commercial customers in Texas and Oklahoma. DNI's operations were integrated into United's existing Dallas base of business. This acquisition brought to the Company a more sophisticated switching platform, a more efficient and flexible customer-billing system and its own leased network facilities in the south central United States.

     In March 1996, for a purchase price of $3,481,947, United acquired Advanced Management Services, Inc. ("AMS"), a Phoenix, Arizona based long distance switchless reseller which has in the past specialized in marketing long distance services to the motor freight industry. The acquisition of AMS gave the Company an expanded agent program, a nationwide retail customer base and a long distance provider in the trucking industry market. AMS provides services to customers in Arizona and over 40 other states. Prior to the AMS acquisition, most of United's revenue came from Texas and Oklahoma.

     In January 1997, the Company entered into a capital lease agreement with RealSource, Inc. to lease, with the option to purchase for a nominal amount, the WorldDial Prepaid Calling Platform, the WorldDial Point-of-Sale Activation
Platform and all equipment necessary for the operation thereof ("WorldDial Platforms"). The WorldDial technologies, which include a proprietary card- swipe technology, should give United a distinct competitive advantage in the point of sale marketplace over many of its competitors in the prepaid card industry. United has commenced providing services to a large prepaid card marketer which is expected to produce over $3.5 million in revenues during the next twelve months.

     In January 1997, for a purchase price of $1,400,000, United acquired CTN Custom Telecommunications Network of Arizona, Inc. ("CTN"), a switch based reseller located in Phoenix, Arizona. CTN has a commercial customer base and a complete originating and terminating network in Arizona and New Mexico. This acquisition affords United the opportunity to integrate CTN's switch based reseller business into its existing Arizona operations and utilize the acquired network to lower its existing transmission costs. With the acquisition of CTN, United's network will extend through Arizona, California, New Mexico, Oklahoma and Texas.

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Product Offerings
-----------------

     United provides long-distance voice and data services primarily in the south central and southwestern United States. The Company offers a broad array of services designed to afford small and medium-sized commercial clients and on a limited basis residential customers integrated telecommunications solutions to their telecommunication needs. From fiscal year ending April 30, 1995 through January 31, 1997, the Company's customer base increased from approximately 2,000 to over 5,000 customers nationwide.

     United operates in Texas, Oklahoma and California under the name Digital Network, Inc. ("DNI"), in Arizona and in over 42 other states under the name AMS Long Distance Services ("AMS"), and also in Arizona and New Mexico under the name CTN-Custom Telecommunications Network of Arizona, Inc. ("CTN"). The Company's direct sales force targets businesses with monthly telecommunication expenses within a range of $250 to $10,000. The Company provides these clients with basic inbound and outbound long distance service as well as travelcard and international long distance services. The Company is adding prepaid calling cards, voice mail and Internet services to its product offerings. To complement these offerings and to be viewed by its clients as a provider of "bundled" products, United also provides on a limited basis the following services:
Conference Calling, Fax Mail-Box, FAX Broadcast, FAX-on-Demand, Dedicated and Switched Data Services, and Network Design and Implementation.

     The Company's strategy is to provide a broad product line so that its clients will view United as a one-stop provider of telecommunication services. The more services a client obtains from the Company, the less susceptible a client will be expected to switch to one of United's competitors. One of the Company's strengths is its ability to customize products to fit a customer's needs. The Company is currently studying various approaches to entering the local service market and during 1997 is planning to offer local service on a selective state-by-state basis.

     Like many other resellers, United buys bulk long distance services from various wholesale carriers. Unlike many resellers, however, United also originates and terminates a majority of its traffic on its own network throughout Texas, Oklahoma, Arizona and New Mexico. With significant volumes, this constitutes a lower cost method of routing long distance traffic. With the CTN acquisition, United obtained an Arizona and New Mexico network and a switch sharing arrangement on a switch located in Phoenix, Arizona. United's network is built around its DEX-400 switch located in Dallas. As United continues its growth, additional switching and network capacity will be added in order to maintain this low cost advantage. The Company recently entered into a switch-sharing arrangement for the use of a switch in southern California. However, substantial new traffic in this market is already making the Company evaluate the purchase of a switch for the Los Angeles area. A statewide California network is in the planning stage and should be implemented in the near future.

     United's business plan contemplates continuing growth by marketing its services through four separate channels:

     1. Direct Sales. The Company currently employs direct-sales representatives in both the Dallas and Phoenix offices. These representatives each carry a monthly quota for generating new business, and focus on selling to small and medium-sized commercial accounts. They are supported by telemarketers that set up appointments for the sales representatives with prospective clients.

     2. Agent Sales. The Company uses a nationwide force of independent agents to sell the Company's services to both residential and commercial accounts. The independent agents are paid on the basis of a percentage of revenue that is billed by the clients that they have brought to the Company. In addition to the existing agent development group, a director of third party marketing was hired in May 1996 who is focusing on developing agents primarily through affinity marketing. He has extensive experience in this area and has brought several groups to the Company including a large Christian affinity program in southern California.

     3. Wholesale Services - Switchless Resellers and Carrier Sales. A switchless reseller is a non-facilities based long distance company towards whom United acts as a wholesale provider of long distance services. The switchless reseller's clients are connected directly to the Company's network. Call detail records are sent to the reseller at the end of each month, which allows the reseller to utilize his own billing system in order to bill his clients. Alternatively, United may provide billing services to the switchless reseller and, for a fee, will bill the switchless reseller's customers for him. "Carrier sales" are those minutes other long distance carriers send to United to be terminated by the Company on its own network which presently covers Texas, Oklahoma, Arizona, New Mexico and portions of southern California. Although carrier sales constitute lower margin revenue, the Company's strategy is to have a base of wholesale clients for expanding its network geographically, which in turn should provide additional markets for higher margin direct sales and may ultimately increase margins in the agent base.

     4. Prepaid Calling Cards. The agreement with RealSource, Inc. with respect to the WorldDial Platforms has made prepaid calling cards a recent addition to the Company's product line. Prepaid calling cards constitute a rapidly growing market in which the Company now owns a proprietary call processing platform. This platform should allow the Company to customize features for a wide variety of calling card, voice-mail, international callback and multi-level marketing applications.

     In addition to continuing to expand the above channels to market, United intends to focus on several other key areas to ensure the future growth of the Company. First, the Company must retain its customer base. The replacement of lost clients is a major expense to the Company and results in lost revenues. The current industry average of lost clients is three percent per month in a company's customer base. United is currently at or below that average and intends to continue to focus on customer service and satisfaction in order to reduce that number and to enroll new clients.

     Second, the Company will continue to explore opportunities for expanding its product line. Just as the acquisition of the WorldDial Platforms has expanded the Company's product lines, the Company intends to continue to acquire, develop and market products and services that meet the

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expanding needs of its clients.  These products may include, among others, local service, cellular service, paging and personal communications services.

     Furthermore, the Company intends to continue to search for additional strategic acquisitions. In addition to its current internal growth, the Company will seek to accelerate revenue growth, expand its channels of distribution and further product line extensions through external acquisitions. There can be no assurance that the Company's expansion of its channels of distribution or its product line extensions through external acquisitions will be sufficient to accelerate revenue growth.

     The Company currently serves over 5,000 customers nationwide, primarily located in Texas, Oklahoma, Arizona and California. Current monthly long distance revenue is approximately $2.5 million, which has grown as follows from the Company's entrance into the market in 1992:


                                                         Long Distance Revenues
                                                         ----------------------
Fiscal Year Ended April 30, 1993                                     $   13,000

Fiscal year Ended April 30, 1994                                     $  152,000

Fiscal Year Ended April 30, 1995                                     $1,378,000

Fiscal year Ended April 30, 1996                                     $8,027,000

For the Three Months Ended July 31, 1996                             $5,150,000

For the Three Months Ended October 31, 1996                          $5,765,000

For the Three Months Ended January 31, 1997                          $5,878,000


Risk Factors
------------

     In evaluating an investment in the Company and its business, potential investors should carefully consider the following risk factors as well as other information set forth elsewhere in this Registration Statement which pertain to the Company.

     Net Losses since Inception. Since its inception the Company has had a history of losses and for the nine months ended January 31, 1997 the Company had net losses of approximately $678,000. Although the Company will attempt to attain profitability as its recent and proposed acquisitions are integrated more fully into the Company's operations, there is no assurance that this will occur or that the Company will achieve, or be able to sustain, profitable operations.

     Need for Additional Capital. The Company needs to continue to enhance and expand its operations in order to maintain its competitive position, expand its service offerings and geographic markets and continue to meet the increasing demands for providing quality service at

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competitive  prices.  The Company  will need to raise  additional  capital  from public or private equity or debt sources in order to finance its anticipated growth, including local service expansion and working capital needs. In addition, the Company may need to raise additional funds in order to take advantage of unanticipated opportunities, including more rapid expansion or investments in, or strategic alliances with, companies that are complementary to the Company's current operations, or to develop new services or otherwise respond to unanticipated competitive pressures. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current stockholders would be reduced. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. If the Company decides to raise additional funds through the incurrence of
debt,  the  Company  would  likely  become  subject  to  restrictive   financial
covenants. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially and adversely affect the Company's business, results of operations and financial condition and its ability to compete.

     Competition. The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. The Company competes against various national and regional long distance carriers, the "top tier" carriers being AT&T, MCI and Sprint, among others. There are numerous companies in the long distance telecommunications market, many of which are offering essentially the same services as the Company. Several of the Company's competitors are substantially larger and have longer operating histories and greater financial, technical and marketing resources than the Company. The ability of the Company to compete effectively in the telecommunications industry will depend upon its continued ability to provide high quality, value-added services at prices generally competitive with, or lower than, those charged by its competitors.

     The Company believes that in order to maintain its competition position, its pricing must be equal to or less than its competitors. Through the effective management of its network and through favorable purchasing arrangements with its vendors, the Company believes that it has maintained competitive pricing and adequate margins through a period of intense competitive pressures which have caused significant decreases in pricing. While the Company believes it can continue to effectively compete in its current markets, there is no assurance that continued significant rate decreases in the market will not have a materially adverse effect on the Company's business results of operations and financial condition.

     Various regulatory factors may also impact the Company's competitive position. Legislation has recently been enacted by Congress which will open up the long distance market to competition from the seven regional Bell operating companies ("RBOCs"). While the Company is unable to predict at this time the impact of this new legislation on the Company's business and prospects, the entry of these well-capitalized and well-known entities into the long distance

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market  could  significantly  alter  the  competitive  environment  in which the
Company operates because of the established relationship the RBOCs have with their local service customers (and the likelihood that the RBOCs will take advantage of those relationships), which may make it more difficult for other providers, such as the Company, to compete to provide long distance services.

     Maintenance of Customer Base. Customers are not obligated to purchase any minimum usage amount and can discontinue service, without penalty, at any time. There can be no assurance that customers will continue to buy their long distance telephone service through the Company. In the event that a significant portion of the Company's customers decide to purchase long distance service directly from another long distance service provider, there can be no assurance that the Company will be able to replace its customer base from other sources. Loss of a significant portion of the Company's customers would have a material adverse effect on its results of operations and financial condition.

     A high level of customer attrition is inherent in the long distance industry, and the Company's revenues are also affected by such attrition. Attrition results from a variety of factors including termination of customers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives. Although the Company is aware of the significance of attrition on its business, telecommunications providers generally find it difficult to measure customer attrition in a consistently meaningful manner due to, among other factors, the wide range of revenues attributable to individual customers, the fact that service to an individual customer may be provided by more than one underlying carrier and the variety of reasons for changes in the volume of service provided to an individual customer.

     Dependence on Third Party Transmission Facilities. The Company does not own all of the transmission facilities needed to complete long distance telephone calls. Therefore, the Company's operator services, direct dial long distance, "800" service, wholesale long distance service and international "call-back" businesses are largely dependent upon the contractual arrangements with facilities-based carriers for the transmission of calls on a cost-effective basis. While the Company believes it has ample access to transmission facilities at competitive rates and expects to continue to have such access in the foreseeable future, due to the possibility of unforeseen changes in industry conditions, the continued availability of transmission facilities at historical rates cannot be assured.

     In addition, the Company has entered into buying arrangements with other carriers for the provision of originating and terminating long distance services, primarily in those areas where the Company does not have its own network facilities. Several of these contracts have monthly minimum usage requirements for the term of the contract and contain penalties if these minimums are not met. The Company is currently meeting the minimum usage requirements in its contracts, however, there is no assurance that the Company will be able to continue meeting these minimum

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usage  requirements.  If they are not met, the resulting penalties will severely reduce the Company's gross margin and will negatively impact the Company's results of operations.

     Regulatory Risks. The Company's domestic telephone business is subject to regulation at the federal level by the Federal Communications Commission ("FCC") and at the state level by public utility commissions ("PUCs") of the various states in which the Company operates.

     The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. FCC regulatory actions have had, and are expected to continue to have, both positive and negative effects upon the Company. Decisions by the FCC with respect to the permissible business activities or pricing practices of the Company's dominant competitors, such as AT&T Communications, Inc. ("AT&T"), may also have an adverse impact on the Company's costs or otherwise have an adverse effect on the Company's activities and on any future expansion efforts.

     The FCC is currently considering action on various proposals that may have an impact on the Company. Recent developments include consideration by Congress of legislation that would modify the AT&T Divestiture Decree restrictions on the provision of long distance service between Local Access and Transport Areas ("LATAs"), as defined in the AT&T Divestiture Decree, by the local exchange carriers owned by the RBOCs, as discussed below; consideration by the Justice Department and courts of related RBOC requests for waiver of the AT&T Divestiture Decree to permit them to provide significant interLATA services (such as service outside their respective regions, and in other circumstances) or for the elimination of the AT&T Divestiture Decree altogether; action by the FCC or PUCs changing access rates charged by local exchange carriers ("LECs") and making other related changes to access and interconnection policies, certain of which could have material adverse consequences for the Company; related FCC and state regulatory proceedings considering additional deregulation of LEC access pricing; a pending FCC rulemaking on "billed party preference" that could adversely affect the Company's provision of operator services; and various legislative and regulatory proceedings that could result in new local exchange competition.

     The Company will need to comply with the applicable laws and regulatory requirements and obtain the approval of the regulatory authority of each state and country in which it provides or proposes to provide telecommunications services. The laws and regulatory requirements vary in these jurisdictions. Some have substantially deregulated various communications services, while other jurisdictions have maintained strict regulatory regimes. The application procedure can be time-consuming and costly, and terms of licenses vary for different jurisdictions.

     Adverse Effect of Service Interruption. The Company's business requires that transmission and switching facilities and other equipment be operational 24 hours per day, 365 days per year. Long distance telephone companies, including the Company, have on occasion and may in the future experience temporary service interruptions or equipment failures, in some cases resulting from causes beyond their control. Any such event experienced by the Company would impair the Company's ability to service its customers and could have a material adverse effect on the Company's business.

     Potential Decline in Pricing of Long Distance Services. Although the basic rates of the three largest long distance carriers -- AT&T, MCI and Sprint -- have consistently increased over the past three years and remained unchanged through the third quarter of 1996. AT&T and other carriers have announced new price plans aimed at residential customers with significantly simplified rate structures, which may have the impact of lowering overall long distance prices. There can be no assurance that AT&T or other carriers will not make similar offerings available to small and medium sized businesses that the Company serves. Accordingly, a reduction in long distance prices still may have a material adverse impact on the Company's profitability.

     Adverse   Effect  of  Rapid   Technological   Change   and   Service.   The
telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes, and to offer on a timely basis services that meet these evolving standards. There can be no assurance that the Company will have sufficient resources to make necessary investments or to introduce new services that would satisfy an expanded range of customer needs.

     Conflicts of Interest. Certain directors and officers of the Company or its subsidiaries may also be directors and/or officers of other companies whose principal business is similar to that of the Company. It is possible, therefore, that a conflict may arise between their duties as directors or officers of the Company or its subsidiaries and their duties as directors or officers of such other companies.

     All conflicts will be disclosed by such directors and officers in accordance with applicable law, and they will govern themselves in respect thereof to the best of their abilities in accordance with the obligations imposed upon them by law.

     Acquisition Integration. A substantial portion of the Company's growth in recent years has resulted from acquisitions, which involve operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally anticipated by management of the acquiror, while the acquiror continues to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness by the acquiror in order to effect the acquisition and the consequent need to service the indebtedness. Although the Company believes that it will be able to integrate successfully the business and operations of recent acquisitions, there can be no assurance that the Company will be able to accomplish such integration with the Company's operations quickly, or that the efficiencies and growth opportunities anticipated as a result of the combination of the Company and the acquired entities will materialize.

     Expansion Policy. The Company is committed to an expansion policy of acquiring other long distance and telecommunications companies for cash, debt issued by the Company to the sellers of such companies and issuance of the Company's common stock. The Company may be required to raise additional capital and continue to issue common stock to facilitate its expansion policy. There can be no assurance that funding will be available and as the Company issues its common stock for cash or in connection with an acquisition, existing shareholders will face dilution of their existing investment in the Company.

     Risks of Growth and Expansion. There can be no assurance that the Company will be able to add service or expand its markets at the rate presently planned by the Company or that the existing regulatory barriers can be complied with or will be reduced or eliminated. The Company's anticipated growth may place a significant strain on the Company's administrative, operational and financial resources and increase demands on its systems and controls. As the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially adversely affect the Company.

     Dependence on Effective Information Systems. To complete its billing, the Company will have to record and process massive amounts of data quickly and accurately. The Company is operating on the management information systems that were being used by the companies which the Company acquired. The Company believes that the successful implementation and integration of new information systems is required for its growth, its ability to monitor costs, to bill customers and to achieve operating efficiencies. There can be no assurance that the Company will be able to finance the cost of these systems or will not encounter delays or cost-overruns or suffer adverse consequences in implementing and upgrading these systems. In addition, as the Company's suppliers revise and upgrade their hardware, software and equipment technology, there can be no assurance that the Company will not encounter difficulties in integrating the new technology into the Company's business or that the new systems will be appropriate for the Company's business.

     Dependence On Key Personnel. The Company's success depends to a significant degree upon the continued contributions of its management team and other key technical, marketing and sales personnel. While the Company has entered into employment agreements with John Snedegar, Walter Rusak and Dale Christensen, the Company's employees may voluntarily terminate their employment with the Company at any time. In addition, until the Company has implemented the new management information systems and has trained its employees on such systems, the Company will remain dependent on the technical personnel who developed the present management information systems. Competition for qualified employees and personnel in the telecommunications industry is intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry.

     The Company's success also depends on its ability to attract and retain qualified management, marketing, technical and sales executives and personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. The loss of the services of key personnel, including John Snedegar, Walter Rusak and Dale Christensen, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. Any such event could have a material adverse effect on the Company.

     Potential Volatility Of Stock Price. The market price of the Common Stock following this offering may be highly volatile. Factors such as variations in the Company's revenue, earnings and cash flow, the difference between the Company's actual results and the results expected by investors and analysts and announcements of new service offerings, marketing plans or price reductions by the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected telecommunications companies and resulted in changes in the market prices of the stocks of many companies that have not been directly related to the operating performance of those companies. Such market fluctuations may materially adversely affect the market price of the Common Stock.

     Release of Escrow Shares. Pursuant to an Escrow Agreement dated October 21, 1993, among Montreal Trust Company of Canada, the Company and the shareholders party thereto (the "Escrow Agreement"), 187,500 shares of Common Stock were placed in escrow in accordance with the Securities Act of British Columbia. The shares are being held in escrow may be released from escrow if the Company achieves certain cumulative cash flow levels, based on the Company's annual financial statements. The release, and subsequent sale, of all or substantially all of these shares may materially adversely affect the market price of the Common Stock. The Escrow Agreement expires on December 13, 1998. If the terms for the release of the shares are not achieved, the shares will be cancelled.

     Limited Public Market For Common Stock. The Common Stock is traded on the Vancouver Stock Exchange. The price on the Vancouver Stock Exchange has fluctuated during April 1997 from CDN $2.00 to CDN $2.35. Trading has fluctuated on a daily basis from a one day high of 55,470 shares to a low of 1,000 shares with a daily average of approximately 2,000 to 4,000 shares.

     Dividend Policy. The Company has never paid cash dividends on its Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of the business. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial conditions of the Company and other factors deemed relevant by the Board of Directors.

     Concentration of Stock Ownership. As of January 31, 1997, the present directors and executive officers of the Company beneficially own approximately 17.9% of the Company's Common Stock. The Company's President, John Snedegar, possesses the right to vote approximately 12.8% of the Company's Common Stock as of such date. As a result, these persons will be able to exercise significant influence over all matters requiring stockholder approval, including the ability to elect the Company's entire Board of Directors and to approve significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

Government Regulation
---------------------

     The terms and conditions under which the Company provides telecommunication service are subject to government regulation. The Federal Communications Commission ("FCC") administers the federal laws and regulations which apply to interstate and international telecommunications, and public utility commissions ("PUCs") administer on the state level the laws which apply to intrastate telecommunications.

     Federal Regulations

     The Company is classified by the FCC as a non-dominant carrier. Among domestic carriers, only the local exchange carriers ("LECs") are classified as dominant carriers. AT&T has recently been reclassified as a non-dominant carrier. Therefore, certain pricing restrictions and regulatory oversight that did apply to AT&T may be eliminated, which would make it easier for AT&T to more aggressively compete directly with the Company for low volume long distance customers. International carriers may also be classified as dominant if they are affiliated with foreign carriers with substantial market share. The FCC has generally not chosen to exercise its statutory power to regulate the charges, practices, classifications or regulations of non-dominant carriers, although it has the power to do so. The FCC retains the jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification.

     The Company has, or is applying for, all necessary authority to provide domestic interstate telecommunication services. The FCC generally presumes compliance by resellers with many of the regulations imposed on common carriers of interstate telecommunication services, including most reporting, accounting and record keeping obligations.

     Dominant and non-dominant carriers must maintain tariffs on file with the FCC. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. Until recently, domestic non- dominant carriers were permitted by the FCC to file tariffs with a "reasonable range of rates" instead of detailed schedules of individual charges required of dominant carriers. In reliance on the FCC's past practice of allowing relaxed tariff-filing requirements for non-dominant domestic carriers, the Company and many of its competitors did not maintain detailed rate schedules for domestic offerings in their tariffs. The Company could be held liable for damages for its failure to do so, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on it. As a domestic non-dominant carrier, the Company is permitted to make tariff filings on a single day's notice and without cost support to justify specific rates. Resale carriers are also subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a consumer's long distance carrier, limit the use of "800" numbers for pay-per-call services, require disclosure of operator services and restrict interlocking directors and management.

     To date, the FCC has exercised its regulatory authority to control rates only with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. As an example, AT&T was recently reclassified as non-dominant because the FCC believed that adequate competition existed. Similarly, the FCC has required reduced total transport charges (i.e., the fee for use of the LEC transmission facilities connecting the LEC's central office and the interexchange carrier's access point). In addition, the LECs are being afforded a degree of pricing flexibility in setting access charges where adequate competition exists.

     The regional Bell operating companies ("RBOCs") are currently prohibited from providing interexchange telecommunication services between Local Access and Transport Areas ("LATAs"). Several motions to remove or modify this restriction, in whole or in part, are currently pending before the United States District Court for the District of Columbia. Many industry observers believe that legislation will be enacted which will authorize RBOCs to provide inter-LATA interexchange telecommunication services, and separate bills to this effect have been passed by the House of Representative and Senate in 1995. The separate bills will be considered by a conference of the House of Representatives and Senate. Such legislation, if passed, may include safeguards against anti-competitive conduct. Anti-competitive conduct could result from an RBOC taking advantage of its access to all customers on its existing network as well as its potentially lower costs related to and control of the facilities used for termination and origination of calls within its territory. The Company is unable to predict whether any particular form of legislation will be enacted and, if enacted, the impact that any such legislation would have on the Company's business and prospects.

     State Regulations

     The Company's intrastate long distance telecommunications operations are also subject to various state laws and regulations, including prior certification, notification and registration requirements. Currently, the Company is certified and tariffed, or is applying where required, to provide intrastate service to customers throughout the United States except for five states. The

Company is subject to varying levels of regulation in the states in which it provides intrastate telecommunications. The vast majority of the states require the Company to apply for certification to provide telecommunication services, or at least register or be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs, listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, assignments of carrier assets, including customer bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, cancelled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In certain states, prior regulatory approval may be required for acquisitions of telecommunications operations.

     The regulation of the telecommunications industry is changing rapidly and the regulatory environment varies substantially from state to state. FCC regulatory actions have had, and are expected to continue to have, both positive and negative effects upon the Company. Decisions by dominant competitors, such as AT&T, may also have an adverse impact on the Company's costs or otherwise have an adverse effect on the Company's activities and on future expansion efforts.

     The FCC is currently considering action on various proposals that may have an impact on the Company. Recent developments include consideration by Congress of legislation that would modify the AT&T Divestiture Decree restrictions on the provision of long distance service between Local Access and Transport Areas ("LATAs"), as defined in the AT&T Divestiture decree, by the local exchange carriers owned by the RBOCs; consideration by the Justice Department and the courts of related RBOC requests for waiver of the AT&T Divestiture Decree to permit them to provide significant interLATA services (such as service outside their respective regions, and in other circumstances) or for the elimination of the AT&T Divestiture Decree altogether; action by the FCC or PUCs changing access rates charged by local exchange carriers ("LECs") and making other related changes to access and interconnection policies, certain of which could have material adverse consequences for the Company; related FCC and state regulatory proceedings considering additional deregulation of LEC access pricing; a pending FCC rulemaking on "billed party preference" that could adversely affect the Company's provision of operator services; and various legislative proposals and regulatory proceedings that could result in new local exchange competition.

     The Company will have to comply with the applicable laws and regulatory requirements and obtain the approval of the regulatory authority of each state and country in which it provides or proposes to provide telecommunications services. The laws and regulations in these jurisdictions vary, as some of them have maintained strict regulatory regimes, while others have deregulated various communications services. The application procedure can be time-consuming and costly, and terms of licenses vary for different jurisdictions.

Industry Background
-------------------

     According  to  FCC   estimates,   revenues  of  the  U.S.   long   distance
telecommunications industry were approximately $72.8 billion U.S. in 1995 with AT&T, MCI and Sprint being the dominant providers in this market. The industry has grown at a rate of 5.3% annually over the last several years. However, the second and third tier long distance companies, which includes the Company, have grown in the aggregate at over five times the industry growth rate by offering lower prices and better service to focused market niches. This is due in part to the fact that while the quality of service tends to be consistent throughout the industry, the smaller companies simply market more effectively because they stay "closer to the customer".

     The long distance telecommunications industry has been principally shaped by a court decree between AT&T and the United States Department of Justice, known as the Modification of Final Judgement (the "Consent Decree") that in 1984 required the divestiture by AT&T of its 22 Bell operating companies and divided the country into some 200 LATAs. The 22 operating companies were combined into seven RBOCs which were given the right to provide local telephone service, local access service to long distance carriers and intra-LATA service (service within LATAs), but were prohibited from providing inter-LATA service (service between LATAs). The right to provide inter-LATA service was maintained by AT&T and other carriers.

     To encourage the development of competition in the long distance market, the Consent Decree and the FCC require most local exchange carriers ("LECs") to provide all carriers with access to local exchange services that is "equal in type, quality and price" to that provided to AT&T and with the opportunity to be selected by customers as their preferred long distance carrier. These so-called "equal access" and related provisions are intended to prevent preferential treatment of AT&T.

     Regulatory, judicial and technological factors have helped to create the foundation for smaller companies to emerge as competitive alternatives to AT&T, MCI, Sprint and WorldCom for long distance telecommunication services. The FCC requires that AT&T not restrict the resale of its services, and the Consent Decree and regulatory proceedings have ensured that access to the LEC networks is, in most cases, available to all long distance carriers. In recent years, national and regional network providers have substantially upgraded the quality and capacity of their long distance networks.

     Long distance companies which have their own transmission facilities and switches, such as AT&T, are referred to as facilities based carriers. Some carriers are switched based "resellers" meaning that they have at least one switch to direct their long distance traffic. Other companies, referred to as "switchless resellers" have neither switches nor transmission facilities. Both "switched" and "switchless" resellers may depend on facilities based carriers for some or all of the services required to complete their customers calls.

     A typical inter-LATA long distance telephone call begins with a LEC transmitting the call by means of its local transmission facilities and switching equipment to the switch of a long distance company, whose switch routes the call from that LATA over transmission facilities to the other LATA where its switches then route the call to the LEC serving the area where the recipient of the call is located. The LEC then completes the call over its local facilities.

     For each long distance call, the originating LEC receives an access fee from the facilities based long distance carrier and the terminating LEC receives an egress fee from the facilities based long distance carrier. The long distance provider builds this fee into its cost structure and bills and collects from the end user for the call.

Employees
---------

     The Company has 59 employees, of which 6 are full-time direct-sales representatives.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

Results of Operations
---------------------

     Since its entry into the telecommunications business in 1992, United's long distance revenues have grown from $13,000 in 1992 to anticipated revenue of approximately $24 million for the current fiscal year ending April 30, 1997. The Company's long distance revenue has shown an increase from $1.4 million in the year ended April 30, 1995 to $8.0 million for the year ended April 30, 1996, an approximate six-fold increase. Revenues for the nine months ended January 31, 1997 were $16.8 million as compared to $5.1 million for the nine months ended January 31, 1996, an over three-fold increase. The current fiscal year projected revenue is approximately $24 million, an approximate three-fold increase from revenue of $8.0 million in the most recent fiscal year.

     Despite the recent rapid growth in revenues, the Company has historically reported losses. However, the Company's losses have been narrowing and for the most recent fiscal year ended April 30, 1996, the Company had a net loss of $1,662,000, which is an improvement from the loss of $2,073,000 for the year ended April 30, 1995. For the nine months ended January 31, 1997, the Company's results continued to show improvement with a loss of $678,000 as compared to a loss of $1,369,000 for the nine months ended January 31, 1996. This 50% improvement in net income was achieved through significant growth in the Company's revenues, a corresponding growth in gross profit, and a reduction in the Company's operating expenses as a percentage of revenue.

     The Company's gross profit increased by 172% to $3,485,000 in the nine months ended January 31, 1997, as compared to a gross profit of $1,283,000 for the nine months ended January

31, 1996. Selling, general and administrative expenses ("SG&A expenses") were $3,110,000 or 19% of revenue for the nine months ended January 31, 1997. This is a significant improvement over the results for the nine months ended January 31, 1996 during which SG&A expenses were $2,108,000 or 41% of revenues. Even though the Company plans to continue incurring significant selling costs, SG&A expenses should continue to decrease as a percentage of total revenue.

     Earnings before interest, taxes, depreciation and amortization ("EBITDA") has also shown significant improvement. EBITDA was ($971,000) and ($1,714,000) for the fiscal years ended April 30, 1996 and 1995, respectively. For the nine months ended January 31, 1997 and 1996, EBITDA was $443,000 and ($825,000), respectively.

     Interest expenses have increased substantially, from $105,000 in the nine months ended January 31, 1996 to $447,000 in the nine months ended January 31, 1997. Two factors have contributed to this increase. First, in July 1996, the Company entered into an accounts receivable financing arrangement which has incurred approximately $100,000 in interest expense during the seven months this facility has been in place. Second, a majority of the purchase price for the March 1996 AMS acquisition and the January 1997 CTN acquisition were financed through the issuance of notes payable to the sellers. The interest expense related to these two purchases is the primary contributor to the increased interest expense during the nine months ended January 31, 1997.

     Depreciation and amortization expenses increased from $439,000 to $674,000 during the nine months ended January 31, 1996 and 1997, respectively. This increase results from the amortization of the goodwill and customer bases associated with the AMS and CTN acquisitions.

Liquidity and Capital Resources
-------------------------------

     At January 31, 1997, the Company had $263,000 cash on hand and a negative working capital of $3,880,000, which is a decrease in working capital of $2,018,000 when compared to negative working capital of $1,862,000 at January 31, 1996. This decrease in working capital results from negative working capital assumed in the March 1996 AMS purchase and the addition of the current portion of the notes issued in the AMS and CTN purchases.

     The Company has historically operated with small cash balances and negative working capital. Funds have been raised, as needed, through private placements of the Company's common stock. In the years ended April 30, 1996 and 1995, $3,237,000 and $2,133,000, respectively, was raised through the issuance of common stock. At January 31, 1997, the Company had insufficient funds to meet obligations coming due, however, in March 1997 the Company received gross proceeds of $675,600 through the issuance of 422,250 shares in a private placement. Also in March 1997, $264,389 was received from the issuance of 155,582 shares resulting from the exercise of warrants that were maturing. The company's strategy has been to not dilute shareholder ownership through the unnecessary issuance of excess shares. The

Company will continue to issue shares as required and believes that it will continue to have access to the funds necessary to meet its obligations as they become due. These funds will be raised through the issuance of additional shares, through the expansion of the accounts receivable financing facility and through the issuance of additional debt. Funds may be required to finance additional acquisitions, expand the Company's existing sales effort, fund future losses, meet working capital requirements, expand the Company's network, and purchase additional switching systems, computer equipment and software systems.

     On January 1, 1997, the Company acquired CTN for a total purchase price of $1,400,000. The purchase was accomplished with the payment of $350,000 at closing and the issuance of $1,050,000 in notes maturing over the next two years. The Company plans to continue searching for acquisitions that can be done on terms similar to the CTN acquisition. Only one month of CTN's Operations are included in the operating results for the nine months ended January 31, 1997.

     The achievement of a positive EBITDA of $443,000 for the nine months ended January 31, 1997 marks a significant point in the Company's history. For the first time the Company's operations were producing cash rather than consuming cash. The Company's last three acquisitions have all been accounted for under generally accepted accounting principles ("GAAP") as purchases, which has significantly increased depreciation expense. Also, while the Company has attempted to minimize the shares issued for these acquisitions, the significant amount of owner financing has produced a large increase in interest expense. Both the increase in amortization and the increase in interest expense, combined with the ongoing aggressive sales effort will cause the Company to continue to report net losses for a period of time. However, the Company anticipates that these losses will continue to decrease and positive EBITDA will continue as the Company continues the successful growth of its revenue base.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company and its subsidiaries lease each of their principal executive offices. The Company does not own all of the transmission facilities needed to complete long distance telephone calls. Other than the switching facility in Dallas, the Company leases ports on switching facilities in Los Angeles and Phoenix. Therefore, the Company's operator services, direct dial long distance, "800" service, wholesale long distance service and international business are largely dependent upon the contractual arrangement with facilities-based carriers for the transmission of calls on a cost-effective basis. The Company has contractual arrangements with a carrier for the use of its switch and transmission facilities in Los Angeles and Phoenix. The term of the Los Angeles contract is on a month-to-month basis and the Phoenix contract is one year, expiring on December 31, 1997.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The following table sets forth the number of and percentage of outstanding shares of Common Stock owned by officers, directors and principal shareholders of the Company as of January 31, 1997. See "Description of Business - Risk Factors."


     Name and Address                       Shares of Common Stock       Percent of Class
     ----------------                       ----------------------       ----------------
John R. Snedegar                                   674,0551                   12.8%
18872 MacArthur Boulevard, Suite 300
Irvine, California 92612

Dale W. Christensen                                139,3172                    2.7%
1431 Greenway Drive, Suite 640
Irving, Texas 75038

Roger W. Wiese                                     125,000                     2.4%
3926 Amy Avenue
Garland, Texas 75043

All Directors and Executive Officers               938,372                    17.9%
as a Group



------------------------------

1 Includes 606,660 shares of Common Stock owned by a trust for the benefit of Mr. Snedegar's family, under which Mr. Snedegar is a potential beneficiary and the sole trustee. In addition, Mr. Snedegar is a potential beneficiary and the sole trustee under the Snedegar Revocable Living Trust ("SRLT"). SRLT, in turn, owns 100% of the issued shares of Norexco Petroleum Corp. ("Norexco") which in turn owns 100% of the issued shares of Avalon Management Corp. ("Avalon"). Avalon is the general partner of and owns 25% of a limited partnership which owns 269,580 shares of the Company. As a result, Mr. Snedegar has control and direction over these shares and beneficially owns 25% of these shares which is reflected in the 674,055 shares shown in the above table. Does not include, however, share purchase warrants to purchase 117,105 shares of Common Stock owned by Access Financial LP ("Access"); warrants to purchase 82,000 shares, owned by SRLT; and warrants to purchase 49,391 shares, owned by Norexco Petroleum Corp. ("Norexco"). SRLT owns 100% of Norexco and Access. Includes 250,000 shares of Common Stock held pursuant to an Escrow Agreement dated October 21, 1993 among Montreal Trust Company of Canada, the Company and the shareholders named therein.

2 Includes 37,500 shares of Common Stock held pursuant to an Escrow Agreement dated October 21, 1993 among Montreal Trust Company of Canada, the Company and the shareholders named therein.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
           PERSONS


           Name             Age                           Position
           ----             ---                           --------

John R. Snedegar            48             President and a Director of
                                           the Company since 1990

Dale W. Christensen         44             Chief Operating Officer and
                                           Chief Financial Officer of the
                                           Company since January 26,
                                           1996

Walter J. Rusak             48             Chief Technical Officer of
                                           the Company since
                                           December 1, 1996

Donald H. Sledge            56             Director and Chairman of
                                           the Board of Directors of
                                           the Company since January
                                           26, 1996

Gordon Hutchins, Jr.        48             Director of the Company
                                           since May 1995

Janine Thomas               42             Director and Secretary of
                                           the Company since October
                                           22, 1992

Ennis Rushton               39             Director of the Company
                                           since March 1996
                                           and President of AMS from
                                           1991 through March 1996

Roger W. Wiese              47             Director of the Company
                                           since 1995.


     John R. Snedegar, President. Mr. Snedegar, 48, has been the President of United since 1990. Prior to his involvement with United, Mr. Snedegar was the President and CEO of AmeriTel Management, Inc., a California based provider of long distance telecommunications and management services, whose stock was traded on the Vancouver Stock Exchange. In May 1992, Mr. Snedegar led AmeriTel through the acquisition of West Coast Telecommunications, Inc., forming WCT Communications. AmeriTel was moved from the Vancouver Stock Exchange to

NASDAQ. Mr. Snedegar served on the Board of Directors of this $160 million annual revenue carrier until its sale to Frontier Long Distance in early 1995.

     In addition to his extensive experience in telecommunications, Mr. Snedegar has been involved in the oil and gas business, land development and mineral exploration since 1976. He was a member of the first Presidential Trade Consortium to visit mainland China in 1972 and was among the first to implement trade activities with China. Educated in the United States and Europe with an emphasis on business, economics and journalism, Mr. Snedegar has wide experience in both finance and acquisitions. In addition to his responsibilities with
United, he is also a director for StarBase Corporation, a California-based software development company which trades on NASDAQ, and is also a director of Star Telecommunications, Inc., a long distance carrier specializing in international services. Mr. Snedegar also serves as President of Kendall Venture Funding, Ltd., a reporting company in Alberta, Canada.

     Dale W. Christensen, Chief Operating Officer and Chief Financial Officer. Mr. Christensen, 44, co-founded ANI Communications in February 1992, and joined United upon its acquisition of ANI later that same year. Mr. Christensen was the Controller of International Telecharge, Inc. ("ITI"), a $200 million annual revenue, American Stock Exchange listed telecommunications company that provided alternative operator services primarily to the payphone and hospitality markets. Prior to joining ITI, Mr. Christensen spent five years with Foreland Corporation, a Utah based oil and gas exploration company that he helped found and take public in 1984. Until 1983, Mr. Christensen was employed as the Accounting Manager with Satelco, Inc., a long distance telephone company located in San Antonio, Texas, which he helped to take public in 1983. Prior to that, Mr. Christensen spent four years with GTE Corporation in various financial positions. Mr. Christensen is a graduate of Brigham Young University and is a Certified Public Accountant.

     Walter J. Rusak, Chief Technical Officer. Mr. Rusak, 48, holds the degrees of Bachelor of Science-Electrical Engineering (1970) and Master of Business Administration (1975) from the State University of New York at Buffalo. He is a Professional Engineer with over twenty years of engineering and operations experience in telecommunications. He joined United as Chief Technical Officer on December 1, 1996.

     From 1970 to 1985, he held various engineering and other positions with New York Telephone Company, American Telephone and Telegraph Company, Southwestern Bell Telephone Company and LDX NET, Inc. From 1985 to 1989, he held the positions of Director of Network Development and, subsequently, Vice President-Engineering of Telecom*USA, Inc. of Atlanta, Georgia. His responsibilities included network engineering and planning, network provisioning and various special projects. From 1989 to 1991, he was Director of Domestic Network Engineering at MCI Telecommunications, Corp., where he had complete responsibility for switched network provisioning, switched network routing, facilities provisioning and facilities management.

     From 1991 to 1995, he was Senior Vice President Operations for U.S. Long Distance Inc., where he had total responsibility for that company's 1+ and operator services network. He was also responsible for network engineering/operations, CPE installation maintenance, operator center management and network planning/optimization. Under his direction, that company's network expanded from the Southwest region into the Pacific Northwest and California markets.

     He was most recently Senior Vice President and General Manager for California for ICG Telecom Group, Inc., where he had complete profit and loss responsibility for ICG's Competitive Local Exchange Carrier Operations in California.

     Donald H. Sledge, Chairman of the Board of Directors. Mr. Sledge, 56, has been involved in the development of telecommunication businesses both in the United States and overseas. Most recently, Mr. Sledge served as President and Chief Operating Officer of WCT Communications ("WCT"). Mr. Sledge successfully guided WCT through a difficult period resulting in the sale of WCT to Frontier Communications. At the time of the sale, WCT was a long distance carrier with switches in seven cities and annual revenues of $160 million. Mr. Sledge is currently Vice Chairman and CEO of TeleHub Communications Corp., a privately held telecommunications company. Prior to joining WCT, Mr. Sledge worked in Hong Kong as Head of Operations for New T&T, a wholly-owned subsidiary of Wharf Holdings. From 1988 to 1992, Mr. Sledge was involved in the privatization of Telecom New Zealand, first as Managing Director of Telecom Auckland and ultimately as Chairman and Chief Executive Officer of Telecom New Zealand International. Mr. Sledge served as a member of the Management Committee from 1988 to 1992. Mr. Sledge also served as Chairman, President and CEO of Megaphone International, Inc., a NASDAQ listed company providing audio text services in the U.S. and Great Britain. For 20 years, Mr. Sledge was employed in various capacities by Pacific Telesis, serving as President and CEO for Pacific Telesis International from 1983 to 1986.

     Gordon Hutchins, Jr., Director. Mr. Hutchins, 48, is a nationally recognized authority on the subject of competitive telecommunications services. His McLean, Virginia, based management consulting firm, GH Associates, has consulted to a wide variety of both domestic and international telecommunications companies. Prior to founding GH Associates in early 1989, Mr. Hutchins served as President and CEO of Institutional Communications Company ("ICC"), a Washington, D.C., based competitive access provider. Before joining ICC, Mr. Hutchins was associated with LDX NET, an intercity fiber optic network company headquartered in St. Louis, Missouri. A founder of LDX NET, he served as Executive Vice President and Chief Operating Officer from 1984 to 1986 and Chief Executive Officer from 1986 to 1987. In 1987, Mr. Hutchins helped orchestrate the merger of LDX NET and WilTel and, following the merger, served as Senior Vice President, Sales and Marketing, of the new company. Mr. Hutchins is a former board member of the Telecommunications Resellers Association and a founder and former Vice Chairman of its predecessor organization, the Telecommunications Marketing Association. He has also served three terms as a Director of the Competitive Telecommunications Association and two terms as a Director of the Association for Local Telecommunications Service. Mr.

Hutchins holds a BSEE degree from the University of Massachusetts and a Master of Business Administration from the University of Dallas.

     Janine Thomas, Director. Ms. Thomas, 42, has been a director of the Company since 1992. She holds an LL.B. (1977) from the University of Sydney, Australia. Ms. Thomas is a lawyer who has practiced as a sole practitioner in British Columbia since 1984. Prior to that, she was an associate at Davis and Company, a Vancouver, British Columbia, law firm. Her primary focus is securities law with an emphasis on venture capital. She also serves as a director of Kendall Venture Funding Ltd., a reporting company in Alberta, Canada.

     Ennis Rushton, Director. Mr. Rushton founded Advanced Management Services, Inc., in 1992 and was its owner until its acquisition by United in March 1996. Mr. Rushton has many years of experience in the trucking industry, a factor which led to AMS specializing in providing telecommunications services to that particular industry.

     Roger W. Wiese, Director. Prior to its acquisition by United in early 1995, Mr. Wiese, 47, was an owner and president of Digital Network, Inc. ("DNI"). Mr. Wiese was one of the founders of DNI in 1982. As President of DNI, his primary responsibilities were in the area of billing, network management and switching technology. Mr. Wiese was also a founder of Texnet, Inc. ("Texnet"), in 1985. Texnet was a Texas-based provider of long distance network services. He was also a founder of Telesoft, Inc., which changed its name in 1989 to Highland Lakes Software, Inc., a company which develops and sells billing, engineering and administrative software.

     All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected or qualified or until his earlier death, resignation or removal. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

     The following table shows the compensation paid to the Company's President by the Company for the fiscal years noted.

                           Summary Compensation Table



                                             Annual Compensation
                                     -----------------------------------------
         Name and         Fiscal
    Principal Position     Year           Salary              Bonus
    ------------------     ----           ------              -----

    John R. Snedegar       1997           $118,019.14         $25,000
                           1996           $     - 0 -         $ - 0 -
                           1995           $     - 0 -         $ - 0 -

Compensation of Directors
-------------------------

     Standard Arrangements

     The members of the Board of Directors are not compensated in such capacity. However, the Board of Directors may, by resolution, reimburse directors for out-of-pocket expenses incurred in their capacity as directors of the Company.

     Other Arrangements

     Donald Sledge is covered by the Company's health and dental insurance plan, and the Company reimburses the annual costs of his life insurance policy.

     On April 27, 1995, the Company issued two promissory notes to Roger Wiese in connection with the acquisition of Digital Network, Inc. The promissory notes are for the principal amounts of $106,912.33 and $35,380.82 with interest accruing at six percent (6%) and twelve percent (12%) per annum, respectively. The promissory notes mature on June 19, 1997.

Employment Contract and Termination of Employment, and Change-in-Control
Arrangements:
--------------------------------------------------------------------------------

     The Company entered into an Employment Agreement, dated June 1, 1996, with its President, John R. Snedegar, pursuant to which Mr. Snedegar is employed for a four-year term from June 1, 1996, at a base salary of $125,000 per annum. The agreement also provides for typical perquisites such as reimbursement of expenses, paid vacation, automobile allowance and medical, disability and life insurance. Mr. Snedegar can earn a bonus of up to$50,000 per fiscal year based on revenue and profitability targets to be established by the Board of Directors (the "Bonus").

     In the event that Mr. Snedegar's employment is terminated without cause, Mr. Snedegar will be entitled to a severance payment equal to his monthly base salary times the number of months remaining in the term of the agreement up to a maximum of 24 months, in addition to the following: (a) if termination occurs prior to April 30, 1997, the amount of the Bonus which would have been earned in the fiscal year of termination, multiplied by a fraction of which the numerator is the number of days in that year prior to termination and the denominator is 365, or (b) if termination occurs after April 30, 1997, two times the amount of the Bonus earned during the fiscal year prior to termination.

     In the event that there is a change in control of the Company, Mr. Snedegar may elect to terminate the agreement. In that event, Mr. Snedegar will be entitled to a severance payment equal to his monthly base salary times the number of months remaining in the term of the contract, up to a maximum of 24 months, in addition to the following: (a) if termination occurs prior to April 30, 1997, two times the amount of the Bonus which would have been earned in the fiscal year of termination, or (b) if termination occurs after April 30, 1997, two times the amount of the Bonus earned during the fiscal year prior to termination.

     In the event that the agreement is otherwise terminated, Mr. Snedegar will be entitled to receive an amount equivalent to the Bonus for the fiscal year in which termination occurs multiplied by a fraction, the numerator of which is the number of days in that year prior to termination and the denominator is 365.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Donald Sledge is covered by the Company's health and dental insurance plan, and the Company reimburses the annual costs of his life insurance policy.

     On April 27, 1995, the Company acquired all of the outstanding shares of Digital Network, Inc. from Roger Wiese and William Wiese. The Company issued four promissory notes related to the acquisition of DNI. Two of the promissory notes are payable to Roger Wiese, who subsequently became a shareholder and a director and the other two promissory notes are payable to William Wiese. Two of the promissory notes are for a principal amount of $106,912.33 with interest accruing at six percent (6%) per annum and the other two promissory notes are for a principal amount of $35,380.82 with interest accruing at twelve percent (12%) per annum. Each of the promissory notes mature on June 19, 1997.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------

     The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.01 per share (the "Common Stock"), of which 6,078,442 shares are issued and outstanding as of April 10, 1997. If all of the outstanding warrants are exercised, 1,655,557 additional shares will be issued and outstanding. Effective August 9, 1996, the Company completed a four-for-one reverse stock split. The number of issued and outstanding shares and the number of shares issuable upon exercise of the warrants set forth in the preceding sentences reflect the reverse stock split. All of the Company's shares of Common Stock rank equally as to dividends, voting powers and participation in assets upon dissolution. No shares have been issued subject to call or assessment. Each outstanding share of Common Stock is entitled to one vote at all stockholders' meetings, either in person or by proxy. Cumulative voting is not allowed in the election of directors. Therefore, the holders of a majority of the outstanding Common Stock can elect all directors.

     Holders of Common Stock are entitled to share equally in such dividends as may be declared by the Board of Directors, from time to time, out of funds legally available therefor and, in the event of liquidation, to share equally in any distribution of the Company's assets after payment of liabilities.

     Holders of Common Stock do not have preemptive or preferential rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable. See "Description of Business - Risk Factors."

Warrants
--------

     The Company has 1,805,556 warrants outstanding. The terms and the number of warrants outstanding are as follows:


    Warrant Shares     Date Issued     Expiration Period        Exercise Price
--------------------------------------------------------------------------------

     150,000            11/10/95            2 years              Yr. 1:  $1.48
                                                                 Yr. 2:  $1.69

     1,294,431           3/22/96            2 years              Yr. 1:  $2.12
                                                                 Yr. 2:  $2.84

     211,125             4/4/97             2 years              Yr. 1:  $1.60
                                                                 Yr. 2:  $1.85

     150,000             4/21/97            2 years              Yr. 1:  $1.60
                                                                 Yr. 2:  $1.85

Except as set forth in the table above, the terms and conditions of the warrants are identical. No trading market currently exist for the warrants, and it is unlikely one will ever develop. The following statements are subject to the detailed provisions of the warrants, which are attached hereto as an exhibit. The holder of a warrant will not possess any rights as a shareholder of the Company until exercise of the warrant and full payment of the exercise price.

     Shares of Common Stock issuable on exercise of the warrants will be "restricted securities" as that term is defined under the Act, and consequently, will be subject to the restrictions on transfer set forth in the Act and, applicable regulations unless an effective registration statement is in effect at the time of exercise of the warrants. Further restrictions on transfer may be imposed by state securities statutes. Therefore, the securities would have to be held indefinitely, unless subsequently registered or qualified under applicable federal and state securities laws or sold in a transaction exempt from such registration and qualification requirements.

     The warrants contain provisions that protect the holders thereof against dilution by adjustment of the number of shares of Common Stock purchasable on exercise of the warrants in certain events. In the event of a subdivision, consolidation or reclassification of the Common Stock, the holder of the warrant will be entitled to such number of shares and/or class of Common Stock had such holder exercised the warrant before such subdivision, consolidation or reclassification.

     In certain of the warrants, the Company had agreed to use its best efforts to register the Common Stock under the Act or under the British Columbia Securities Commission by December 20, 1996. By failing to register the Common Stock, each warrant entitled the holder to purchase twice the number of shares purchasable under the warrant.

Convertible Debentures
----------------------

     On March 26, 1996, the Company issued four non-interest bearing Convertible Debentures to the order of Ennis Rushton, Cindy Rushton and Corporate Communications, Inc., a Nevada corporation. Each of Convertible Debenture One and Convertible Debenture Two was issued for a principal amount of $1,000,000, Convertible Debenture Three is for a principal amount of $250,000 and Convertible Debenture Four is for the principal amount of $750,000. The Convertible Debentures were issued as partial consideration in connection with the Company's acquisition of Advanced Management Services, Inc. ("AMS").
Payments under Convertible Debentures One and Two were subject to reduction if AMS did not meet certain performance guarantees made by the sellers. Accordingly, payments under Convertible Debentures One and Two were slightly reduced under the performance criteria formula set forth in the acquisition agreement.

     Convertible Debenture One was paid in full on June 1, 1996. With respect to Convertible Debenture Two, the payee converted a part of the debenture into 250,000 shares of Common Stock, and the balance was paid in full in cash. Convertible Debentures Three and Four are due and payable on December 1, 1997 and July 1, 1998, respectively. If the Company fails to pay principal on any Convertible Debenture when due, interest shall accrue on such Convertible Debenture at a rate of ten percent (10%) per annum. On or before the maturity date of each Convertible Debenture, the payee may convert the debenture into shares of Common Stock of the Company. Convertible Debenture Three is convertible into 125,000 shares of Common Stock and Convertible Debenture Four is convertible into 375,000 shares of Common Stock. To date, the payee has not converted any of Convertible Debenture Three or Four into shares of Common Stock of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock is presently traded on the Vancouver Stock Exchange in British Columbia, Canada. The high and low sales prices of the Common Stock on the Vancouver Stock Exchange for the last two fiscal years of the Company are as follows (note that effective August 9, 1996, the Company completed a four-for-one reverse stock split and the high and low sales prices for the periods prior to August 1, 1996 reflect the reverse stock split):


     Period                      High         High         Low          Low
     ------                      ----         ----         ---          ---
                             (in CDN $$)   in U.S.$$)  (in CDN $$) (in U.S.$$)
from February 1, 1997
through April 30, 1997          $2.75        $2.03        $2.00        $1.43

from November 1, 1996
through January 31, 1997        $2.75        $2.05        $2.15        $1.57

from August 1, 1996
through October 31, 1996        $2.85        $2.00        $2.00        $1.46

from May 1, 1996
through July 31, 1996           $3.08        $1.84        $1.84        $1.36

from February 1, 1996
through April 30, 1996          $3.44        $2.08        $2.08        $1.52

from November 1, 1995
through January 31, 1996        $3.60        $1.96        $1.96        $1.44

from August 1, 1995
through October 31, 1995        $2.84        $1.80        $1.80        $1.36

from May 1, 1995
through July 31, 1995           $3.20        $2.20        $2.20        $1.60

     As of January 31, 1997, there were 173 record holders of the Company's Common Stock. The Company has not paid any dividends, and it is not anticipated that any dividends will be paid in the near term.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not engaged in any material litigation, and the officers and directors presently know of no threatened or pending litigation in which it is contemplated that the Company will be made a party, except for proceedings involving AMS with respect to AMS operating in certain states without certification. The Company is indemnified by Ennis Rushton for up to $200,000 pursuant to the AMS purchase agreement in connection with such proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     In July 1996, the Company changed principal accountants from Weaver and Tidwell, LLP to Price Waterhouse, LLP to audit its financial statements. Prior thereto, Weaver and Tidwell, LLP had served as the Company's principal accountants. The decision to change principal accountants was made with the approval of the Company's Board of Directors as a result of the Company's decision to register its stock under U.S. securities laws and apply to list its shares on a U.S. exchange.

     The Company believes, and has been advised by Weaver and Tidwell, LLP that it concurs in such belief, that, during the fiscal years ended April 30, 1994 and 1995 and subsequent thereto, the Company and Weaver and Tidwell, LLP did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Weaver and Tidwell, LLP, would have caused it to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement.

     No report of Weaver and Tidwell, LLP on the Company's financial statements for either of the past two fiscal years contained an adverse opinion, a disclaimer of opinion, or qualification or modification as to audit scope or accounting principles, except that the financial statements dated July 21, 1995 for the fiscal year ending April 30, 1995 did not include pro forma results relating to a business acquisition of DNI by the Company on April 25, 1995. Note that financial statements for each of DNI and AMS which were acquired by the Company in April 1995 and March 1996, respectively, are included in Part F/S of this registration statement.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The  following  table  sets  forth  certain   information   concerning  all
securities issued by the Company which have not been registered under the Securities Act:

 Note Reference      Shares Issued       Date Issued     Consideration Received
--------------------------------------------------------------------------------

       A                 43,405            6/13/94           $   167,113
       B                155,625            9/22/94           $   421,978
       C                  1,984            9/22/94           $       ---
       D                450,000           11/25/94           $   742,636
       E                600,000             3/9/95           $   851,108
       F                250,000            4/25/95           $   407,006
       G                 50,170             8/1/95           $    72,245
       H                 86,684            9/21/95           $   147,335
       I                150,000           11/10/95           $   218,000
       J                 48,500             1/8/96           $    70,407
       K                124,437               2/96           $   222,056
       L                141,100               3/96           $   207,110
       M              1,294,432            3/22/96           $ 2,471,037
       N                100,000               2/97           $   169,976
       O                250,000            2/25/97           $   500,000
       P                 55,852               3/97           $    94,413
       Q                422,250             4/4/97           $   668,130
       R                300,000            4/21/97           $   480,000

A. In June 1994, the company issued 43,405 shares on the exercise of warrants to one foreign investor.

B. In September 1994, the Company completed a private placement and issued 155,625 shares of its Common Stock with non-transferable warrants attached to purchase up to 155,625. Four U.S. investors paid $332,669 for 122,688 shares and two foreign investors paid $89,309 for 32,937 shares.

C. 1,984 shares of Common Stock were issued to an unrelated party as a finders fee in connection with the above private placement.

D. In November 1994, the Company completed a private placement and issued 450,000 shares of its Common Stock with non-transferable warrants attached to purchase up to 450,000 shares of the Company. One U.S. investor paid $494,528 for 300,000 shares and two foreign investors paid $248,108 for 150,000 shares.

E. In March 1995, the Company issued 600,000 shares of its Common Stock with non- transferable warrants attached to purchase up to 600,000 shares of the Company. Eight U.S. investors paid $437,484 for 301,500 shares of its Common Stock and six foreign investors paid $413,624 for 298,500 shares of its Common Stock. $36,496 was paid to an unrelated third party as a sales commission.

F. Pursuant to that certain Stock Purchase and Exchange Agreement dated November 2, 1994, the Company issued 125,000 shares of its Common Stock to each of Roger W. Wiese and William M. Wiese in April 1995.

G. In August 1995, the Company issued 50,170 shares in the exercise of warrants to one U.S. investor.

H. In September 1995, the Company issued 86,684 shares of its Common Stock in the exercise of warrants. Two foreign investors paid $89,735 for 51,562 shares and one U.S. investor paid $57,600 for 35,122 shares.

I. In November 1995, the Company issued 150,000 shares of its Common Stock to two U.S. investors for a total consideration of $218,000 with non-transferable warrants attached to purchase up to 150,000 shares of the Company.

J. In January 1996, the Company issued 48,500 shares of its Common Stock in the exercise of warrants to one foreign investor.

K. In February 1996, the Company issued 124,437 shares in the exercise of warrants. One U.S. investor paid $38,050 for 26,000 shares and one foreign investor paid $186,006 for 98,438 shares.

L. In March 1996, the Company issued 141,100 shares in the exercise of warrants. Two U.S. investors paid $60,764 for 41,100 shares and two foreign investors paid $146,346 for 100,000 shares.

M. In March 1996, the Company completed the sale of 1,294,432 shares of its Common Stock with non-transferable warrants attached to purchase up to 1,294,432 shares of the Company. Thirteen U.S. residents and thirty-three foreign investors participated in this private placement. In connection with this offering, the Company paid $50,401 as a sales commission for the sale of 375,000 shares.

N. In February 1996, the Company issued 100,000 shares of the Common stock in the exercise of warrants to two foreign investors.

O. Pursuant to that certain Revised Stock Purchase and Exchange Agreement dated March 5, 1996, the Company issued 250,000 shares of its Common Stock in February 1997.

P. In March 1997, the Company issued 55,852 shares of the Common Stock in the exercise of warrants. One U.S. investor paid $10,000 for 5,852 shares and one foreign investor paid $84,413 for 50,000 shares.

Q. On April 4, 1997, the Company issued 422,250 shares of its Common Stock with one-half non-transferable warrant attached to purchase up to 211,125 shares of the Company. Seven U.S. residents paid $377,049 for 237,500 shares of its Common Stock and three foreign investors paid $291,081 for 184,750 shares of its Common Stock.

R. On April 21, 1997, the Company issued 300,000 shares of its Common Stock with one- half non-transferable warrant attached to purchase up to 150,000 shares of the Company. One U.S. resident paid $160,000 for 100,000 shares and two foreign investors paid $320,000 for 200,000 shares.

     The issuance of shares described in notes A through R were exempt transactions under Section 4(2) of the Act as transactions by an issuer not involving a public offering. All of the shares of Common Stock referenced in notes A through R were issued for investment purposes only and without a view to distribution. All of the persons who acquired such shares were fully informed and advised about matters concerning the Company, including its business, financial affairs and other matters.

     The Company was originally incorporated as a wholly-owned subsidiary of Unidex Communications Corp., a British Columbia corporation ("Unidex"), for the purpose of effecting a reincorporation of Unidex from British Columbia to Delaware (the "Reincorporation"). To effect the Reincorporation, the shares of the Company were issued in exchange for all of the shares of Unidex. In connection with the Reincorporation, the Company requested and received a fairness hearing before the California Commission of Corporations to permit the offer and sale of securities under the laws of the State of California and to satisfy the requirements of Section 3(a)(10) of the Act to qualify the Company's shares as exempt securities. On March 22, 1995, the California Commission of Corporations qualified the securities under California law and in satisfaction of Section 3(a)(10) of the Act. Accordingly, each holder of Unidex shares received an unlegended stock certificate issued by the Company in exchange of the legended Unidex stock certificates.

     The certificates evidencing the shares issued by the Company after the fairness hearing in the transactions referenced in notes F through R bear legends stating that they may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to an applicable exemption from registration. The shares of Common Stock issued in the transactions referenced in notes F through R are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. No underwriters were involved with the sale of the shares of Common Stock.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the "DECL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnity for such expenses.

     In addition, Article 6 of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided this provision shall not eliminate or limit the liability of a director to the Company or to its stockholders for monetary damages for: (i) any breach of the director's duty of loyalty to the Company or to its stockholders; (ii) acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) acts by such director under Section 174 of the DECL.; or (iv) any transaction from which such director derived an improper personal benefit.

     Article VI, Section 1, of the Company's By-Laws provides that the Company will indemnify, in the manner and to the fullest extent permitted by the DECL., and by the Certificate of Incorporation, any person (or the estate of any person) who is or was a party, or is threatened to be made a party to, any threatened, pending or completed action, suit, or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided in Article VI,
Section 1, of the By-Laws shall not be deemed to limit the right of the Company to indemnify any other person to the fullest extent permitted by the DECL., nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the

Company may be entitled under any agreement, vote of the stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company may enter into indemnification agreements with any one or more of its directors, officers, employees and agents upon resolution duly adopted by the Board of Directors. Such agreements may indemnify such persons to the fullest extent permitted under law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

                  UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
                     (formerly UNIDEX COMMUNICATIONS CORP.)


                          INDEX TO FINANCIAL STATEMENTS



                                                                          Page
                                                                          ----
Report of Independent  Accountants for the year ended April 30, 1996       38

Report of Independent Accountants for the year ended April 30, 1995        39

Consolidated Financial Statements of United Digital Network, Inc. for the 40 years ended as of April 30, 1996 and 1995

Consolidated Financial Statements of United Digital Network, Inc. for the 62 nine months ended January 31, 1997

Consolidated Financial Statements of Advanced Management Services, Inc.    72
for the period from May 1, 1995 to March 26, 1996

Consolidated Financial Statements of Advanced Management Services, Inc.    82
for the year ended April 30, 1995

Consolidated Financial Statements for Digital Network, Inc. for the year   86
ended January 31, 1995

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


August 30, 1996

To the Board of Directors and Shareholders of United Digital Network, Inc. and subsidiaries
(formerly Unidex Communications Corp.)


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of United Digital Network, Inc. and its subsidiaries (formerly Unidex Communications Corp.) at April 30, 1996 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements  based on our  audit.  We  conducted  our  audit  of these  financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
UNIDEX COMMUNICATIONS CORP.


We have audited the consolidated balance sheet of Unidex Communications Corp. And Subsidiaries as of April 30, 1995, and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our previously issued report dated July 21, 1995, we expressed an opinion that the 1995 consolidated financial statements presented fairly the financial position of Unidex Communications Corp. and Subsidiaries as of April 30, 1995, and the results of operation and cash flows for the year then ended in conformity with generally accepted accounting principles, except for the omission of the disclosure of proforma results of operations relating to a business acquisition on April 27, 1996. The Company has included the omitted proforma information in Note 6. Accordingly, our present opinion on the 1995 financial statements is different from that presented in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Unidex Communications Corp. and Subsidiaries as of April 30, 1995 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.





WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
July 21,1995, except for the proforma information relating to the business acquisition, as to which date is May 20, 1997.

UNITED DIGITAL NETWORK,INC.
AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
ACCOUNTANTS

APRIL 30, 1996 AND 1995

                  UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
                     (formerly UNIDEX COMMUNICATIONS CORP.)


                          INDEX TO FINANCIAL STATEMENTS





Report of Independent Accountants for the year ended April 30, 1996

Report of Independent Accountants for the year ended April 30, 1995

Consolidated Financial Statements:

     Consolidated Balance Sheets as of April 30, 1996 and 1995

     Consolidated Statements of Operations for the years ended
       April 30, 1996 and 1995

     Consolidated Statements of Shareholders' Equity for the years ended
       April 30, 1996 and 1995

     Consolidated Statements of Cash Flows for the years ended
       April 30, 1996 and 1995

     Notes to Consolidated Financial Statements

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


August 30, 1996

To the Board of Directors and Shareholders of United Digital Network, Inc. and subsidiaries
(formerly Unidex Communications Corp.)


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of United Digital Network, Inc. and its subsidiaries (formerly Unidex Communications Corp.) at April 30, 1996 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements  based on our  audit.  We  conducted  our  audit  of these  financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
UNIDEX COMMUNICATIONS CORP.


We have audited the consolidated balance sheet of Unidex Communications Corp. And Subsidiaries as of April 30, 1995, and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our previously issued report dated July 21, 1995, we expressed an opinion that the 1995 consolidated financial statements presented fairly the financial position of Unidex Communications Corp. and Subsidiaries as of April 30, 1995, and the results of operation and cash flows for the year then ended in conformity with generally accepted accounting principles, except for the omission of the disclosure of proforma results of operations relating to a business acquisition on April 27, 1996. The Company has included the omitted proforma information in Note 6. Accordingly, our present opinion on the 1995 financial statements is different from that presented in our previous report.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Unidex Communications Corp. and Subsidiaries as of April 30, 1995 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles.





WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
July 21,1995, except for the proforma information relating to the business acquisition, as to which date is May 20, 1997.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------


                                                                                      As of April 30,
                                                                                      ---------------

                                                                                   1996           1995
                                                                                   ----           ----
ASSETS
Current assets:
    Cash                                                                   $  1,073,649      $    121,077
    Accounts and notes receivable, net (Note 5)                               2,452,336         1,017,731
    Receivable from employee                                                     12,010            11,000
    Prepaid expenses and other                                                  140,991           115,542
                                                                           ------------      ------------
           Total current assets                                               3,678,986         1,265,350
                                                                           ------------      ------------


Property and equipment, net (Note 6)                                          1,369,576         1,678,834
Intangible assets, net (Note 7)                                               5,367,809         1,160,852
Other assets                                                                    170,791           416,921
                                                                           ------------      ------------
           Total assets                                                    $ 10,587,162      $  4,521,957
                                                                           ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Trade accounts payable                                                 $  3,407,351      $  1,094,259
    Other accrued liabilities                                                   220,834           553,738
    Notes and accounts payable to shareholders                                  386,289           474,084
    Current maturities of long-term obligations,
        net (Note 8)                                                          1,316,957           570,532
    Accrued taxes, other than income taxes                                      388,881            60,015
                                                                           ------------      ------------
           Total current liabilities                                          5,720,312         2,752,628
                                                                           ------------      ------------

Long-term obligations, net (Note 8)                                           2,061,286           653,114

Commitments and contingencies (Note 13)

Shareholders' equity:
    Common  stock,  $.01  par  value  (no par  value
     1995)  100,000,000  shares authorized;
     5,250,340 and 3,355,016 issued at April 30, 1996
     and 1995, respectively (Notes 2 and 9)                                      52,503             -
    Additional paid-in capital                                                9,913,694         6,614,546
    Retained deficit                                                         (7,160,633)       (5,498,331)
                                                                           ------------      ------------
           Total shareholders' equity                                         2,805,564         1,116,215
                                                                           ------------      ------------
           Total liabilities and shareholders' equity                      $ 10,587,162      $  4,521,957
                                                                           ============      ============


                   The accompanying notes are an integral part
                  of these consolidated financial statements.



UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------



                                                      For the years
                                                      ended April 30,
                                                      ---------------
                                                  1996                1995
                                                  ----                ----


Telecommunications revenues                 $   8,026,587       $   2,338,467
Cost of revenues                                6,029,796           1,917,734
                                            -------------       -------------
Gross profit                                    1,996,791             420,733
                                            -------------       -------------

Operating expenses:
    General and administrative                  2,904,092           2,016,286
    Depreciation and amortization                 583,530             273,053
                                            -------------       -------------
        Total operating expenses                3,487,622           2,289,339
                                            -------------       -------------

Loss from continuing operations before
  other expenses                               (1,490,831)         (1,868,606)

Other expenses:
    Interest expense, net                        (107,474)            (85,431)
    Loss on sale of assets                           -               (118,680)
    Loss on impairment of assets                  (63,997)             -
                                            -------------       -------------
        Total other expenses                     (171,471)           (204,111)
                                            -------------       -------------

Net loss                                    $  (1,662,302)      $  (2,072,717)
                                            =============       =============

Loss per weighted average common
  shares outstanding                        $        (.45)      $        (.92)
                                            =============       =============
    Weighted average number of
      common shares outstanding                 3,706,993           2,252,953
                                            =============       =============









                   The accompanying notes are an integral part
                  of these consolidated financial statements.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------





                                                  For the years ended April 30, 1996 and 1995
                                                  -------------------------------------------
                                                   Common Stock          Additional
                                                   ------------           paid-in         Retained
                                           Shares             Amount      capital          deficit          Total
                                           ------             ------      -------          -------          -----

Balance at April 30, 1994                  1,854,002      $       -      $4,074,620      $(3,425,614)     $ 649,006

Net loss                                                                                  (2,072,717)    (2,072,717)
Issuance of common stock for:
    Private placements                     1,205,625              -       2,015,722           -           2,015,722
    Exercise of warrants                      43,405              -         167,113           -             167,113
    Acquisition of DNI                       250,000              -         407,006           -             407,006
    Consideration for finder's fees            1,984              -                           -
Issuance costs                                 -                  -         (49,915)          -             (49,915)
                                          ----------      ----------     ----------       ----------     ----------
Balance at April 30, 1995                  3,355,016              -       6,614,546       (5,498,331)     1,116,215
                                          ----------      ---------      ----------       ----------     ----------
Net loss                                                                                  (1,662,302)    (1,662,302)
Increase in par value to $.01/share                           33,550        (33,550)          -               -
Issuance of common stock for:
    Private placements                     1,444,432          14,444      2,674,593           -           2,689,037
    Exercise of warrants                     450,892           4,509        714,644           -             719,153
Compensation expense                          -                  -           47,000           -              47,000
Issuance costs                                -                  -         (103,539)          -            (103,539)
                                          ----------      ----------     ----------       ----------     ----------
Balance at April 30, 1996                  5,250,340      $   52,503     $9,913,694      $(7,160,633)    $2,805,564
                                          ==========      ==========     ==========       ==========     ==========












                   The accompanying notes are an integral part
                  of these consolidated financial statements.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                For the years
                                                                                ended April 30,
                                                                                ---------------
                                                                         1996                  1995
                                                                         ----                  ----
Cash flows from operating activities:
    Net loss                                                        $ (1,662,302)    $   (2,072,717)
    Adjustments to reconcile net loss to net cash
      used by operating activities:
        Depreciation and amortization                                    583,530            276,026
        Loss on disposal of assets                                         -                118,680
        Loss on impairment                                                63,997               -
        Compensation recognized for stock options                         47,000               -
        Other                                                             (3,494)           (14,914)
        (Increase) decrease, net of effect of acquisition:
           Accounts and notes receivable                                 179,016           (203,307)
           Prepaid expenses and other assets                             152,385             47,751
        Increase (decrease), net of effect of acquisition:
        Accounts and notes payable and accrued expense                  (705,416)            29,143
                                                                   -------------      -------------
           Net cash used in operating activities                      (1,345,284)        (1,819,338)
                                                                   -------------       -------------


Cash flows from investing activities:
    Additions to property and equipment                                 (186,439)          (193,745)
    Purchase of AMS, net of cash acquired                               (542,980)              -
    Purchase of DNI, net of cash acquired                                 -                (200,000)
    Sale of assets                                                        -                 150,000
    Receipts on notes                                                     71,375              5,128
                                                                   -------------      -------------
           Net cash used in investing activities                        (658,044)          (238,617)
                                                                   -------------      -------------


Cash flows from financing activities:
    Proceeds from issuance of common stock                             3,236,725          2,132,920
    Principal payments on obligations                                   (280,825)          (303,080)
    Advances from shareholders                                            -                 233,329
                                                                   -------------      -------------
           Net cash provided by financing activities                   2,955,900          2,063,169
                                                                   -------------      -------------

    Increase in cash                                                     952,572              5,214
    Cash at beginning of year                                            121,077            115,863
                                                                   -------------      -------------
    Cash at end of year                                            $   1,073,649      $     121,077
                                                                   =============      =============


Supplemental disclosure of cash flow information:
    Interest paid                                                  $     113,815      $      93,105



                   The accompanying notes are an integral part
                  of these consolidated financial statements.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF BUSINESS

     United Digital Network, Inc. (the "Company"), formerly Unidex Communications Corp. was incorporated in 1980 under the British Columbia Company Act in British Columbia, Canada, and its shares are publicly traded on the Vancouver Stock Exchange. In April 1995, the Company's continuance was authorized to the jurisdiction of Wyoming under the Wyoming Business Corporation Act from the Registrar of Companies for the Province of British Colombia. The Company then merged with a wholly-owned subsidiary domiciled in the state of Delaware, thereafter becoming a Delaware Corporation. The Company operates through its principal subsidiaries, Answer-Net, Inc.
     (ANI), Digital Network,  Inc. (DNI) and Advanced Management Services,  Inc.
     (AMS). The Company's principal business activity is providing basic long distance services, travelcard service, international long distance, and various other telecommunication services to residential and small to medium sized commercial customers. The principal markets for its long distance services are the central and southwest United States as well as customers located nationwide in the motor freight industry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries ANI, DNI and AMS. The financial statements and related footnotes are presented in U.S. dollars, unless otherwise indicated, and all significant intercompany accounts and transactions are eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current year presentation.

     Financial instruments

     The fair market value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes that the fair values of financial instruments approximate their recorded values.

     Business and credit concentrations

     In the normal course of business, the Company extends unsecured credit to its customers. Management has provided an allowance for doubtful accounts to provide for amounts which may eventually become uncollectible and to provide for any disputed charges.

     Property and equipment

     Property and equipment are stated at cost. Depreciation for financial statement purposes, which includes amortization of assets under capital leases, is provided utilizing the straight-line method over the estimated useful lives of the depreciable assets or the lease terms.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


     Expenditures for major renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Expenditures for repair and maintenance are charged to expense as incurred.

     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires that an entity review long-lived assets for impairment, and any impairment loss for assets to be held and used shall be reported as a component of income from continuing operations before income taxes. The impairment loss recognized shall be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     In November 1995, the Company adopted SFAS 121. The application of SFAS 121 resulted in a charge to income for the 1996 fiscal year and a decrease in the value of two long-lived assets.

     Foreign currency transactions

     Foreign currency transaction gains and losses are included in determining net income and are not significant.

     Intangible assets

     Intangible assets consist of the acquired cost of goodwill and customer lists. These intangibles are amortized utilizing the straight-line method over their estimated useful lives. The realizability of goodwill and customer lists is evaluated periodically as events or circumstances indicate a possible inability to recover their carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing company businesses. The analyses necessarily involve significant management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of their intangible assets.

     Accounting for stock-based compensation

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123 requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the income statement, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the financial statements. This statement is effective for the Company's 1997 fiscal year. The Company expects to adopt SFAS 123 on a disclosure basis only. As such, implementation of SFAS 123 is not expected to impact the Company's consolidated balance sheet or statement of operations.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Shareholder's equity

     Loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the periods. The effect of outstanding options and warrants on the computation of net loss per share is antidilutive and, therefore, is not included in the computation for the years ended April 30, 1996 and 1995.

     On June 5, 1996, the Company's board of directors declared a four-for-one reverse common stock split. As a result, effective August 9, 1996, all of the Company's 50,000,000 shares of common stock, both issued and unissued, were consolidated into 12,500,000 shares. The Company's par value of $.01 per share remained unchanged. All share and per share amounts appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split.

     On June 5, 1996, the Company's board of directors also approved an increase in the authorized shares of the Company from 12,500,000 to 100,000,000 shares effective August 9, 1996. Concurrent with this change, the Company's name was changed to United Digital Network, Inc.

     Federal income taxes

     During fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes are calculated utilizing an asset and liability approach, whereby deferred taxes are provided for tax effects of basis differences for assets and liabilities arising from differing treatments for financial and income tax reporting purposes. Valuation allowances against deferred tax assets are provided where appropriate. There was no impact on the consolidated financial statements upon adoption of SFAS 109.

3.   ACQUISITIONS

     Advanced Management Services, Inc.

     Effective March 26, 1996, the Company acquired all of the outstanding common stock of AMS, a long distance carrier based in Phoenix, Arizona. The acquisition was accomplished through the payment of $1,100,000 in cash and the issuance of a series of convertible debentures and a note

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     payable totaling $2,381,947, net of discount. The Company has recorded adjustments to the purchase price and reductions to the notes and debentures payable to the sellers based on management's best estimate of allowable adjustments defined in the stock purchase agreement.

     The present value of the notes and debentures was imputed using an interest rate of 11%. Future payments are contingent upon, and may be reduced, if various revenue and equity targets through March 1998 as outlined in the purchase agreement are not met.

     The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon fair values at the date of acquisition. The excess of the purchase price over the fair values of the net liabilities acquired was $3,541,050 and was reflected as goodwill. A summary of the AMS excess of cost over net liabilities acquired is as follows:

     Assets, including identified intangible assets of $820,000   $   2,994,730
     Property and equipment                                              24,295
     Liabilities                                                     (3,078,128)
                                                                  -------------

     Net liabilities acquired                                      $    (59,103)
     Goodwill                                                         3,541,050
                                                                  -------------

     Purchase price                                                $  3,481,947
                                                                  =============

     The Company's consolidated statement of operations includes the results of operations of AMS since March 26, 1996. The Company will also include AMS in its 1996 consolidated federal income tax return for the period it was owned in 1996.

     Digital Network, Inc.

     Effective April 27, 1995, the Company acquired all of the outstanding shares of Digital Network, Inc. (DNI). DNI provides telecommunication services to customers in Texas and southern Oklahoma.

     The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired was $679,241, and reflected as goodwill.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     A summary of the DNI excess of cost over the net assets acquired is as follows:

        Assets, including identified intangible assets of $360,000 $  1,331,363
        Property and equipment                                        1,261,674
        Current liabilities                                          (1,906,894)
        Long-term debt, net                                            (537,719)
                                                                   ------------

        Net assets acquired                                             148,424
        Goodwill                                                        679,241
                                                                   ------------

        Purchase price                                             $    827,665
                                                                   ============

     The following unaudited pro forma combined results of operations for the Company assume that the acquisition of AMS was completed at May 1, 1994 and the acquisition of AMS and DNI was completed at May 1, 1993. These pro forma amounts represent the historical operating results of DNI combined with those of the Company with appropriate adjustments which give effect to interest expense and amortization. These pro forma amounts are not necessarily indicative of consolidated operating results which would have occurred had AMS and DNI been included in the operations of the Company during the periods presented, or which may result in the future, because these amounts do not reflect full transmission and switched service cost optimization, and the synergistic effect on operating, selling, and general and administrative expenses.

                                                      For the years ended
                                                           April 30,
                                                           ---------
                                                    1996               1995
                                                    ----               ----
         Revenues                            $   17,503,992      $   17,429,712
         Net loss                                (2,557,287)         (3,190,433)
         Net loss per share outstanding                (.69)              (1.42)


4.   NONCASH INVESTING AND FINANCING ACTIVITIES

     During the year ended April 30, 1996 the Company purchased all of the capital stock of AMS for $1,100,000 in cash and the issuance of a series of convertible debentures and a note payable totaling $2,381,947. During the year ended April 30, 1995, the Company purchased all of the capital stock of DNI for $200,000 in cash and the issuance of a $200,000 note payable and the issuance of 1,000,000 shares of common stock at $.407 a share.
     Additionally, during fiscal 1995, the Company sold net assets with a carrying value of $578,876 in exchange for $150,000 cash and a $295,000 note receivable.

     The Company recorded capital lease obligations of $19,949 and $87,465 during the years ended April 30, 1996 and 1995, respectively. During the year ended April 30, 1996, accounts payable to shareholders of $17,926 and notes payable of $50,000 were relieved through the exercise of warrants.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5.   ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable consist of the following:

                                                               April 30,
                                                        1996             1995
                                                        ----             ----

     Trade receivables:
       Billed                                     $   1,262,617      $   549,769
       Unbilled                                       1,337,640          454,375
     Other                                               74,790          110,513
                                                  -------------    -------------
                                                      2,675,047        1,114,657
     Allowance for doubtful accounts:
       Trade                                            222,711           76,926
       Other                                               -              20,000
                                                  -------------    -------------
     Total accounts and notes receivable, net     $   2,452,336     $  1,017,731
                                                  =============    =============


     The Company's monthly billing cycle is such that certain services performed in the last month of one fiscal year will not be billed until the first month of the subsequent fiscal year. These services are recognized as revenue and recorded as unbilled receivables when earned.

6.   PROPERTY AND EQUIPMENT

     Property and equipment consist of:

                                                                April 30,
                                                                ---------
                                                  1996            1995            Life
                                                  ----            ----            ----

     Communications equipment              $  3,281,643    $  3,327,128      2-8 years
     Office equipment                           321,250         194,189        5 years
     Leasehold improvements                      20,053          11,720        5 years
                                           ------------    ------------

                                              3,622,946       3,533,037
     Accumulated depreciation                (2,253,370)     (1,854,203)
                                           ------------    ------------

     Total property and equipment, net     $  1,369,576    $  1,678,834
                                           ============    ============


     Total depreciation expense, including amortization of equipment under capital leases, charged to operations for the years ended April 30, 1996 and 1995 was $436,688 and $245,768 respectively.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


7.   INTANGIBLE ASSETS

     Intangible assets consist of:

                                                      April 30,
                                                      ---------
                                          1996            1995         Life
                                          ----            ----         ----
     Goodwill                      $   4,193,143    $   679,241      25 years
     Customer lists                    1,316,832        500,820       7 years
                                    ------------   ------------  ------------

                                       5,509,975      1,180,061
     Accumulated amortization           (142,166)       (19,209)
                                    ------------   ------------

                                   $   5,367,809   $  1,160,852
                                   =============   ============


     Additions to goodwill and customer lists were recorded during fiscal years' 1996 and 1995 as a result of the Company's acquisitions (Notes 3 and 4).

8.   LONG-TERM OBLIGATIONS

     Long-term obligations consist of:                                                          April 30,
     ---------------------------------                                                          ---------
                                                                                       1996                1995
                                                                                       ----                ----
     Convertible debenture with interest imputed
      at 11% per annum:  (Amounts contingent criteria
      on certain factors discussed in Note 3)
        Due February 1997                                                        $    838,056      $         -
        Due December 1997                                                             250,000                -
        Due July 1998                                                                 750,000                -
     Notes payable
        Repayable in four quarterly installments of
         $250,000 from June 1997 to June 1998, with
         interest imputed at 11%.  (Amount contingent
         on certain factors discussed in Note 3)                                    1,000,000                -
        Repayable in monthly installments of $2,042
          including interest at the Wall Street Journal prime
          rate plus 2% per annum, due December 1996.
          This note is currently in default.                                           50,117             50,117
        Repayable to a bank in monthly installments amounts
          of $3,678 plus interest at 8%, final payment due
          June 1995.  This note is currently in default.                               41,098             41,098
        Repayable to a bank in monthly installments of $1,825
          including interest at the Wall Street Journal prime
          rate plus 2% per annum, due January 1998.  This
          note is currently in default.                                                63,743             63,743



                                      -54-


UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


        Repayable in monthly installments of $4,894 including
          interest at 8%, due December 1996.                                           36,800             90,241
        Repayable in monthly installments of $1,500 including
          interest at 8.11% per annum, fully retired.                                     -               14,451
        Repayable in monthly installments of $2,661 including
          interest at 10% per annum, fully retired.                                       -               15,861
     Capital lease obligations                                                        804,538            948,135
                                                                                -------------      -------------


                                                                                    3,834,352          1,223,646
     Less:   Discount on convertible debentures and note
                  payable imputed at 11%                                             (456,109)               -
                                                                                -------------      -------------


     Total long-term obligations                                                    3,378,243          1,223,646
     Less current maturities:
       Long-term debt, net of discount on convertible
           debenture imputed at 11% of $80,695                                        949,119            185,777
       Capital lease obligations                                                      367,838            384,755
                                                                                -------------      -------------


     Long-term portion                                                          $   2,061,286       $    653,114
                                                                                =============      =============


     Principal repayments of long-term debt are due approximately as follows:

     Years ending
        April 30
        --------

     1997                                 $   1,312,817
     1998                                     1,002,866
     1999                                       947,496
     2000                                       115,064
     2001                                          -
                                          -------------
     Total long-term debt                 $   3,378,243
                                          =============



9.   STOCK OPTIONS, WARRANTS, AND OTHER

     The Company granted stock options entitling the holders to purchase 386,250 and 50,000 common shares during the fiscal years ended April 30, 1996 and 1995, respectively. Outstanding stock options to certain directors, officers, employees, and others entitle the holders to purchase a total of 411,250 and 143,250 common shares at prices ranging from $2.40 to $6.40 and $2.64 to $6.40 (Canadian) per share as of April 30, 1996 and 1995, respectively. These options are exercisable subject to vesting schedules, and in the case of options granted to others, the achievement of certain performance targets. The options expire on various dates between May 1997 and March 2001.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     During the year ended April 30, 1996, the Company recorded compensation expense and an increase in additional paid-in-capital in the amount of $47,000 for options granted to outsiders.

     Additional   information  regarding  options  granted  and  outstanding  is summarized below:

                                                Number of       Exercise
                                                Options     Price (Canadian)
                                                -------     ----------------

     Outstanding at April 30, 1993               94,500      $   2.64-4.00
           Granted                               58,750      $        6.40



     Outstanding at April 30, 1994              153,250
           Granted                               50,000      $        2.80
           Canceled/Expired                     (60,000)     $   2.40-6.40



     Outstanding at April 30, 1995              143,250
           Granted                              386,250      $   2.40-2.92
           Canceled/Expired                    (118,250)     $   2.40-6.40



     Outstanding at April 30, 1996              411,250





     Warrants

     The Company issued warrants attached to certain shares issued for cash entitling the holders to purchase an additional 797,216 and 1,205,625 common shares during the years ended April 30, 1996 and 1995, respectively. Total outstanding warrants entitle the holders to purchase up to 1,551,949 and 1,475,792 shares as of April 30, 1996 and 1995, respectively, at prices ranging from $2.00 to $4.40 and $2.00 to $6.00 (Canadian) per share for 1996 and 1995, respectively, exercisable at any time and expiring on various dates through January 1998.

     Pursuant to an agreement, the Company will issue additional warrants to certain warrant holders entitling them to purchase an additional 647,216 common shares in the event the Company does not make a filing with various securities regulatory authorities as defined in the agreement by December 22, 1996.

     Escrow shares

     The Company issued 187,500 common shares to certain shareholders subject to an escrow agreement dated May 19, 1988 and amended October 21, 1993. Concurrent with its initial public offering on the Vancouver Stock Exchange.

     Under the terms of the escrow agreement, shares are to be released from escrow on the basis of one share for each $1.52 (Canadian) of cumulative cash flow, as defined by the agreement. No shares had been released as of April 30, 1996. The escrow agreement expires 10 years from the date of issue of the shares, at which time any shares not released from escrow will be canceled.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Conversion privileges

     The note payable that was granted by the Company as partial consideration for a 1992 acquisition gives the holder the right to convert at any time the outstanding principal amount of the note payable into common shares of the Company as follows:

          1996                      $6.60 (Canadian) per share
          1997                      $7.60 (Canadian) per share
          1998                      $8.60 (Canadian) per share

10.  FEDERAL INCOME TAXES

     The components of the net deferred tax asset were as follows:

                                                                                            April 30,
                                                                                            ---------
                                                                                 1996                       1995
                                                                                 ----                       ----
     Deferred tax assets:
           Allowance for doubtful accounts                                 $      76,000                $   26,000
           Depreciation                                                           23,000                       -
           Net operating loss carryforwards                                    1,669,000                 1,262,000
                                                                           -------------             -------------
              Gross deferred tax asset                                         1,768,000                 1,288,000

     Deferred tax liabilities:
           Depreciation                                                           -                         51,000
           Basis difference arising from purchase accounting                     279,000                        -
                                                                           -------------             -------------
              Gross deferred tax liabilities                                     279,000                    51,000
                                                                           -------------             -------------

     Valuation allowance                                                      (1,489,000)               (1,237,000)
                                                                           -------------             -------------
     Net deferred tax asset                                                $      -                  $      -
                                                                           =============             =============


     The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the consolidated statements of operations:

                                                                       For the years ended April 30,
                                                                       -----------------------------
                                                                           1996              1995
                                                                           ----              ----


     Income tax benefit at federal statutory rate                   $   (565,000)      $   (705,000)
     Operating losses not benefited                                      407,000            750,000
     Nondeductible amortization arising
      from purchase accounting                                            57,000               -
     Change in valuation reserve and other                               101,000            (45,000)
                                                                    ------------       ------------

     Income tax benefit provided                                    $     -            $     -
                                                                    ============       ============


UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     At April 30, 1996, the Company had a net operating loss carryforward aggregating approximately $4,900,000 which expires in years beginning in 2010. If certain changes in the Company's ownership should occur as defined by Internal Revenue Code Section 382, there would be an annual limitation on the amount of tax carryforwards which can be utilized.

11.  LEASES

     The Company leases certain office facilities and equipment under capital leases and noncancellable operating leases expiring through December 2000. At the end of the capital lease terms, the Company has the option to purchase the leased equipment. Minimum annual rentals under these leases are as follows:

     Years ending                                     Capital          Operating
        April 30,                                     Leases              Leases
        ---------                                     ------              ------

           1997                                    $   476,268       $   227,392
           1998                                        204,834           195,452
           1999                                        190,924           183,816
           2000                                        120,271           164,752
           2001                                          -                60,447
                                                   -----------       -----------

     Total minimum lease payments                      992,297       $   831,859
                                                   -----------       ===========

     Amounts representing interest                    (187,759)
                                                   -----------

     Present value of net minimum lease payments       804,538
     Current portion                                  (367,838)
                                                   -----------

     Long-term capitalized lease obligations        $  436,700
                                                   ===========

     Assets recorded under capital leases are included in property and equipment as follows:

                                                      April 30,
                                                      ---------
                                               1996              1995
                                               ----              ----


     Communications equipment             $    948,733     $   2,392,977
     Office equipment                           64,106            43,023
                                          ------------      ------------

                                             1,012,839         2,436,000
     Accumulated amortization                 (202,852)       (1,414,000)
                                          ------------      ------------

                                          $    809,987      $  1,022,000
                                          ============      ============

     The total rent expense incurred during the years ended April 30, 1996 and 1995 was $186,470 and $126,660, respectively.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     The Company is in default on certain lease obligations totaling $211,110 at April 30, 1996 due to nonpayment. The Company is currently renegotiating the lease agreement and expects the terms of the agreement will be modified without incurring significant additional costs to the Company.

12.  RELATED PARTY TRANSACTIONS

     The Company is provided executive office space by another company of which a Company executive is a director.

     Interest of $1,587 was paid to a director of the Company for the year ended April 30, 1996. No interest was paid to related parties during 1995.

13.  COMMITMENTS AND CONTINGENCIES

     The Company has entered into various long-term commitments for the purchase of network usage. Total payments under these agreements were $1,613,863 for the year ended April 30, 1996. The aggregate amount of minimum purchases of network usage under these various agreements are $9,550,000, $9,450,000, $100,000, for 1997, 1998 and 1999, respectively.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. Management believes it is unlikely that the final outcome of any of the claims or proceedings to which the Company is a party would have a materially adverse effect on the Company's financial position or results of operations.

     On February 8, 1996, the federal government signed legislation that will, without limitation, permit the Regional Bell Operating Companies ("RBOC") to provide domestic and international long distance services upon a finding by the FCC that the petitioning RBOC has satisfied certain criteria for opening up its local exchange network to competition and that its provision of long distance services would further the public interest; removes existing barriers to entry into local service markets; significantly changes the manner in which carrier-to-carrier arrangements are regulated at the federal and state level; establishes procedures to revise universal service standards; and, establishes penalties for unauthorized switching of customers. The Company cannot predict the effect such legislation will have on the Company or the industry. However, the Company believes that it is positioned to take advantage of business opportunities in the rapidly changing telecommunications market.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


14.  FINANCING OF OPERATIONS

     At April 30, 1996, the Company's current liabilities exceeded its current assets by $2,041,326 and the Company was experiencing losses from operations. The financial stability of the Company depends on its ability to raise additional capital until operations reach a profitable level. The Company's plans are to continue funding the growth of the Company through additional private placements, as it has done in the past, and by discounting receivables.

15.  SUBSEQUENT EVENTS

     Effective July 1, 1996, the Company entered into a receivables purchase facility with Receivables Funding Corporation (RFC). Under this facility, the Company will transfer receivables with recourse to RFC subject to the conditions of the facility. The transfers will be recorded in the period in which they occur. DNI and AMS began transferring approximately 90% of eligible receivables to RFC beginning in July and September, respectively.

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS 125 requires that a transfer of financial assets be accounted for as either a sale of these assets or as a secured borrowing with a pledge of collateral. There are certain criteria which must be met to classify the transfer as a sale. This statement is effective for the Company's 1997 fiscal year. Under the provisions of SFAS 125, the Company's transfers of receivables to RFC meet the criteria for classification as sales.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

16.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                         For the quarters ended
                                                         ----------------------
                                             July 31,                          October 31,
                                             --------                          -----------
                                      1995            1994               1995                 1994
                                      ----            ----               ----                 ----
         Revenues               $  1,702,209       $    504,775        $  1,764,900        $    587,935
                                ------------       ------------        ------------        ------------

         Cost of revenues       $ (2,041,669)      $ (1,138,643)       $ (2,162,607)       $ (1,060,481)
                                ------------       ------------        ------------        ------------

         Net loss               $   (339,460)      $   (633,868)       $   (397,707)       $   (472,546)
                                ============       ============        ============        ============

         Loss per share         $       (.10)      $       (.32)       $       (.12)       $       (.24)
                                ============       ============        ============        ============




                                                         For the quarters ended
                                                         ----------------------
                                          January 31,                              April 30,
                                          -----------                              ---------

                                     1996              1995                 1996                 1995
                                     ----              ----                 ----                 ----

         Revenues                $  1,664,245      $    651,193        $  2,895,248        $    594,564
                                 ------------      ------------        ------------        ------------

         Cost of revenues        $ (2,296,514)     $ (1,091,699)       $ (3,128,045)       $ (1,120,361)
                                 ------------      ------------        ------------        ------------

         Net loss                $   (632,269)     $   (440,506)       $   (232,797)       $   (525,797)
                                 ============      ============        ============        ============

         Loss per share          $       (.17)     $       (.20)       $       (.05)       $       (.16)
                                 ============      ============        ============        ============

     The net loss for the three months ended January 31, 1996 includes losses on impairment of two long-lived assets.

UNITED DIGITAL NETWORK, INC.
AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended
January 31,1997

                  UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
                     (formerly UNIDEX COMMUNICATIONS CORP.)


                          INDEX TO FINANCIAL STATEMENTS




Consolidated Financial Statements:

  Consolidated Balance Sheets as of January 31, 1997 and April 30, 1996 Consolidated Statements of Operations for the nine months ended
     January 31, 1997 and January 31, 1996
  Consolidated Statements of Shareholders' Equity as of
     January 31, 1997 and April 30, 1996
  Consolidated Statements of Cash Flows for the nine months ended
     January 31, 1997 and January 31, 1996
  Notes to Consolidated Financial Statements

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                               January 31,           April 30,
                                                                1997                    1996
                                                               (Unaudited)
                                                              ---------------------------------
ASSETS
Current assets:
   Cash                                                        $    263,178          1,073,649
   Accounts and notes receivable, net of allowance of
      $275,406 and $222,711 respectively                          3,684,353          2,452,336
   Receivable from employee                                          12,010             12,010
   Prepaid expenses and other                                       487,176            140,991
                                                               ------------       ------------
         Total current assets                                     4,446,717          3,678,986
                                                               ------------       ------------

Property and equipment, net of accumulated
   depreciation of $2,705,910 and $2,253,370
   respectively                                                   1,974,026          1,369,576
Intangible assets, net of accumulated amortization of
   $429,945 and $142,166 respectively                             6,484,063          5,367,809
Other assets                                                        132,201            170,791
                                                               ------------       ------------
         Total assets                                          $ 13,037,007       $ 10,587,162
                                                               ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                     $   5,054,441       $  3,407,351
   Other accrued liabilities                                        345,724            220,834
   Notes and accounts payable to shareholders                       167,430            386,289
   Current maturities of long-term obligations, net               2,117,980          1,316,957
   Accrued taxes, other than income taxes                           640,926            388,881
                                                               ------------       ------------
         Total current liabilities                                8,326,501          5,720,312
                                                               ------------       ------------

Long-term obligations, net                                        2,537,506          2,061,286

Commitments and contingencies (Note 6)

Shareholders' equity:
   Common stock, $.01 par value, 100,000,000 shares
      and authorized; 5,250,340 issued at January 31,
      1997 April 30, 1996                                            52,503             52,503
   Additional paid-in capital                                     9,958,694          9,913,694
   Retained deficit                                              (7,838,197)        (7,160,633)
                                                               ------------       ------------
         Total shareholders' equity                               2,173,000          2,805,564
                                                               ------------       ------------

Total liabilities and shareholders' equity                     $ 13,037,007       $ 10,587,162
                                                               ============       ============


                   The accompanying notes are an integral part
                  of these consolidated financial statements.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

                                                                        For the nine months ended January 31,
                                                                             1997                  1996
                                                                                     (Unaudited)
                                                               -------------------------------------------------------

Telecommunications revenues                                             $ 16,793,911         $   5,131,354
Cost of revenues                                                          13,308,590             3,848,331
                                                                        ------------          ------------
Gross profit                                                               3,485,321             1,283,023
                                                                        ------------          ------------

Operating expenses:
General and administrative                                                 3,110,491             2,044,498
Depreciation and amortization                                                674,023               439,220
                                                                        ------------          ------------
Total operating expenses                                                   3,784,514             2,483,718
                                                                        ------------          ------------

Loss from operations
   before other expenses                                                    (299,193)           (1,200,695)

Other expenses:
Interest expense, net                                                        446,629               104,744
Loss on impairment of assets                                                                        63,997
Gain on debt restructure                                                     (68,258)                -
                                                                        ------------          ------------

Total other expenses                                                         378,371               168,741
                                                                        ------------          ------------

Net loss                                                                  $ (677,564)         $ (1,369,436)
                                                                        ============          ============


Loss per weighted average common shares outstanding:
Net loss per share                                                      $      (.129)         $      (.394)
                                                                        ============          ============

Weighted average number of                                                 5,250,340             3,475,995
                                                                        ============          ============
common shares outstanding





                   The accompanying notes are an integral part
                  of these consolidated financial statements.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
--------------------------------------------------------------------------------


                                                               (Unaudited)
                                  -------------------------------------------------------------------------
                                                              Additional
                                         Common Stock           paid-in      Retained
                                     Shares       Amount        capital       deficit         Total
                                  -------------------------------------------------------------------------

Balance at April 30, 1996            5,250,340    $52,503     $9,913,694     $(7,160,633)     2,805,564

Net loss                                                                        (677,564)
Compensation expense                                              45,000
                                  -------------------------------------------------------------------------

Balance at January 31, 1997           5,250,340   $52,503     $9,958,694     $(7,838,197)    $2,173,000
                                  =========================================================================









                   The accompanying notes are an integral part of these consolidated financial statements

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------




                                                                               For the nine months ended January 31,
                                                                                     1997                   1996
                                                                                             (Unaudited)
                                                                             ----------------------------------------
Cash flows from operating activities:
   Net loss                                                                     $  (677,564)         $ (1,369,436)
        Adjustments to reconcile net loss to net cash used
        by operating activities:
            Depreciation and amortization                                           674,023               445,432
            Gain on debt restructure                                                (68,258)                    -

            Loss on impairment                                                            -                63,997
            Compensation recognized for stock options                                45,000                     -
            Other                                                                    (6,005)                2,487
        (Increase) decrease, net of effect of acquisition:
            Accounts and notes receivable                                          (147,915)               84,763
            Prepaid expenses and other assets                                      (435,622)              229,112
        Increase (decrease), net of effect of acquisition:
        Accounts and notes payable and accrued expenses                           1,181,076                86,478
                                                                                -----------           -----------

   Net cash provided by (used in) operating activities                              564,735              (457,167)
                                                                                -----------           -----------

Cash flows from investing activities:
   Additions to property and equipment                                             (495,140)              (95,869)
   Purchase of CTN                                                                 (350,000)                    -
   Receipts on notes                                                                 52,419                53,011
                                                                                -----------           -----------

Net cash (used in) investing activities                                            (792,721)              (42,858)

Cash flows from financing activities:
   Proceeds from issuance of common stock                                                                 490,816
   Private placement advances                                                                              62,407
   Principal payments on obligations                                               (582,485)             (202,534)
                                                                                -----------           -----------

   Net cash (used in) provided by financing activities                             (582,485)              350,689
                                                                                -----------           -----------

   Decrease in cash                                                                (810,471)             (149,336)

   Cash at beginning of period                                                    1,073,649               121,077

   Cash at end of period                                                        $   263,178           $   (28,259)
                                                                                ===========           ===========



                   The accompanying notes are an integral part
                  of these consolidated financial statements.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



1.   DESCRIPTION OF BUSINESS

     United Digital Network (the "Company"), formerly Unidex Communications Corp. operates through its principal subsidiaries, Answer-Net, Inc. (ANI), Digital Network, Inc. (DNI), Advanced Management Services, Inc. (AMS) and Custom Telecom Network (CTN). The Company's principal business activity is providing basic long distance services, travelcard service, international long distance, and various other telecommunication services to residential and small to medium sized commercial customers. The principal markets for its long distance services are the central and southwest United States as well as customers located nationwide in the motor freight industry.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries ANI, DNI, AMS and CTN. The financial statements and related footnotes are presented in U.S. dollars, unless otherwise indicated, and all significant intercompany accounts and transactions are eliminated in consolidation. The interim financial data as of January 31, 1997 and for the nine months ended January 31, 1997 and January 31, 1996 is unaudited; however, in the opinion of the company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The interim consolidated financial statements and the notes thereto should be read in conjunction with the consolidated financial statements and notes included in the Company's annual report for the year ended April 30, 1996.

     Shareholder's equity

     Loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the periods. The effect of outstanding options and warrants on the computation of net loss per share is antidilutive and, therefore, is not included in the computation for the year ended April 30, 1996 and for the nine and three months ended January 31, 1997.

     On June 5, 1996, the Company's board of directors declared a four-for-one reverse common stock split. As a result, effective August 9, 1996, all of the Company's 50,000,000 shares of common stock, both issued and unissued, were consolidated into 12,500,000 shares. The Company's par value of $.01 per share remained unchanged. All share and per share amounts appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the stock split.

     On June 5, 1996, the Company's board of directors also approved an increase in the authorized shares of the Company from 12,500,000 to 100,000,000 shares effective August 9, 1996. Concurrent with this change, the Company's name was changed to United Digital Network, Inc.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



3.   ACQUISITION OF CTN

     Effective December 31, 1996, the Company acquired all of the outstanding shares of Custom Telecom Network (CTN). The purchase price of $1,400,000 included cash, a promissory note and a debenture due 24 months after closing entitling the holder to convert the principal into 150,000 shares of the Company during the term of the debenture. One month of CTN operations is included in the interim financial statements. CTN is a facility-based reseller of long distance services located in Phoenix, Arizona.

     The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed based upon fair values at the date of acquisition.

4.   ACCOUNTS RECEIVABLE

     Effective July 1, 1996, the Company entered into a receivables purchase facility with Receivables Funding Corporation (RFC). Under this facility, the Company will transfer receivables with recourse to RFC subject to the conditions of the facility. The transfers will be recorded in the period in which they occur.

     In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS requires that a transfer of financial assets be accounted for as either a sale of these assets or as a secured borrowing with a pledge of collateral. There are certain criteria, which must be met to classify the transfer as a sale. This statement is effective for the Company's 1997 fiscal year.

     The company sells approximately 90% of its gross trade receivables to RFC with a maximum purchase commitment amount of $9,000,000. The initial term of the facility terminates after two years with options to extend for one or two additional 12 months terms subject to RFC's approval. The Company can also terminate the agreement early with proper notice and payment of termination fees. The interest rate on the facility is prime rate plus 2.6% annually.

5.   LONG-TERM OBLIGATIONS

     At April 30, 1996 the Company was in default on certain notes and leases totaling approximately $366,000. Subsequently, the Company has favorably negotiated settlements on notes and leases totaling approximately $325,000 that were in default.

6.   COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. Management believes it is unlikely that the final outcome of any of the claims or proceedings to which the Company is a party would have a materially adverse effect on the Company's financial position or results of operations.

UNITED DIGITAL NETWORK, INC. AND SUBSIDIARIES
(formerly UNIDEX COMMUNICATIONS CORP.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



7.   WARRANTS

     The terms of a January 1996 private placement allowed for an increase in the number of shares the warrant-holder could purchase when exercising the warrant if the Company did not effect a registration statement prior to December 22, 1996. The Company did not complete the filings in Canada and U.S. registrations before December 22, 1996. The warrant holders therefore were granted the right to purchase one share of the Company instead of one half-share. The warrants expire March 1998.

8.   SUBSEQUENT EVENTS

     On February 10, 1997 the Company announced a private placement to raise a total of $675,000 by issuing a total of 422,250 units of the Company at the price of $1.60 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. The shares were issued April 4, 1997.

     On March 7, 1997 the Company announced a private placement to raise a total of $640,000 by issuing a total of 400,000 units of the Company at the price of $1.60 per unit. The placement was subsequently amended to raise a total of $480,000 by issuing a total of 300,000 units of the Company. Each unit consists of one common share and one-half non-transferable share purchase warrant. The shares were issued April 21, 1997.

     Per the stock purchase agreement related to the AMS acquisition, a $838,056 debenture was due in February 1997. The company issued 250,000 shares and paid an actual amount of $225,036. The debenture amount was reduced as a result of certain contingencies as specified in the stock purchase agreement. Management has recorded adjustments to the purchase price and reductions to the notes and debentures payable to the sellers based on management's best estimate of allowable adjustments defined in the stock purchase agreement.

                          UNITED DIGITAL NETWORK, INC.
                 CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                            Year Ended April 30, 1996
                                   (Unaudited)
                    (in thousands, except per share amounts)


On March 26, 1996, the Company acquired all the outstanding capital stock of Advanced Management Services, Inc. (AMS). The pro forma consolidated statement of operations for the year ended April 30, 1996 is presented as if the Company had acquired AMS on May 1, 1995, and gives effect to the related financing. The pro forma consolidated statement of operations should be read in conjunction with the financial statements of the Company and AMS, including the related footnotes thereto, appearing elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the results that would have been reported had such events actually occurred on May 1, 1995, or is it indicative of the Company's future results. The pro forma information also does not reflect either the issuance of shares in connection with this Offering and the contemplated use of proceeds therefrom, or the conversion or exercise of any of the Company's outstanding convertible preferred stock or warrants.


                                                                                                     Pro Forma
                                                 UDN                AMS         Adjustments        Consolidated
                                                 ---                ---         -----------        ------------
Sales                                        $   7,080            10,424            -----         $    17,504
Cost of Sales                                    5,135             9,604            -----              14,739
                                            ----------        ----------        ----------         ----------
Gross Margin                                     1,945               820            -----               2,765

Operating Expenses                               3,420             1,328               259(A)           5,007
                                            ----------        ----------        ----------         ----------

Income (loss) from Operations                   (1,475)             (508)             (259)            (2,242)

Other Income (Expense)                            (171)            -----              (144)(B)           (315)
                                            ----------        ----------        ----------         ----------
Net Loss                                    $   (1,646)             (508)             (403)            (2,557)
                                            ==========        ==========        ==========         ==========

Weighted Average Shares Outstanding              3,707                                                  3,707

Net Loss Per Share                                (.44)                                                  (.69)
                                            ----------                                             ----------


             NOTES TO CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

The following describes the assumptions used in determining the pro forma adjustments necessary to give on a pro forma basis to the transaction described above:

(A) Adjustment to amortization for goodwill and a customer base arising from the AMS acquisition based on useful lives of 25 years and 7 years, respectively.

(B) Interest related to $2.4 million of obligation incurred in connection with the acquisition with interest rate of 11%.

ADVANCED MANAGEMENT
SERVICES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT ACCOUNTANTS

MARCH 26, 1996

                       ADVANCED MANAGEMENT SERVICES, INC.


                          INDEX TO FINANCIAL STATEMENTS





Report of Independent Accountants for the period from May 1, 1995 to March 26, 1996

Financial Statements:

    Balance Sheet as of March 26, 1996

    Statement of Operations for the period from May 1, 1995 to March 26, 1996

    Statement of Shareholders' Equity (Deficit) for the period from May 1, 1995 to March 26, 1996

    Statement of Cash Flows for the period from May 1, 1995 to March 26, 1996

    Notes to Financial Statements

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


April 28, 1997

To the Board of Directors and Shareholders of United Digital Network, Inc.


In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Advanced Management Services, Inc. at March 26, 1996, and the results of their operations and their cash flows for the period from May 1, 1995 to March 26, 1996 (date of acquisition of the Company by United Digital Network, Inc.), in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

ADVANCED MANAGEMENT SERVICES, INC.

BALANCE SHEET
--------------------------------------------------------------------------------

                                                                 As of March 26,
                                                                       1996
                                                                       ----
ASSETS
Current assets:
    Cash                                                           $    557,020
    Accounts receivable, net (Note 3)                                 1,614,825
    Accounts and note receivable from officer                           418,077
    Prepaid expenses and other                                            2,884
                                                                   ------------
           Total current assets                                       2,592,806
                                                                   ------------
Property and equipment, net (Note 4)                                     24,295
                                                                   ------------
           Total assets                                            $  2,617,101
                                                                   ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Trade accounts payable                                         $  2,655,992
    Sales tax payable                                                   406,056
    Accrued liabilities                                                   2,423
    Current portion of capital lease obligation                           4,836
                                                                   ------------
           Total current liabilities                                  3,069,307
                                                                   ------------
Capital lease obligation                                                  8,820

Commitments and contingencies (Note 6)

Shareholders' equity (deficit):
    Common stock, $1 par value
     50,000 shares authorized;
     10,753 issued                                                       10,753
    Retained deficit                                                   (471,779)
                                                                   ------------
        Total shareholders' equity (deficit)                           (461,026)
                                                                   ------------
           Total liabilities and shareholders' equity (deficit)    $  2,617,101
                                                                   ============










                     The accompanying notes are an integral
                      part of these financial statements.

ADVANCED MANAGEMENT SERVICES, INC.

STATEMENT OF OPERATIONS
-------------------------------------------------------------------------------




                                                           For the period
                                                          from May 1, 1995
                                                          to March 26, 1996
                                                          -----------------

Telecommunications revenues                                $  9,969,398
Cost of revenues                                              9,206,800
                                                           ------------
Gross profit                                                    762,598
                                                           ------------
Operating expenses:
     General and administrative                               1,406,739
     Depreciation and amortization                                9,251
                                                           ------------
Total operating expenses                                      1,415,990
                                                           ------------
Operating loss                                                 (653,392)

Interest income, net                                              3,042
                                                           ------------
Net loss                                                   $   (650,350)
                                                           ============









                     The accompanying notes are an integral
                       part of these financial statements.

ADVANCED MANAGEMENT SERVICES, INC.

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------



                                            For the period from
                                       May 1, 1995 to March 26, 1996
                                       -----------------------------

                                     Common Stock       Retained       Total
                                     ------------       earnings       equity
                                Shares       Amount    (deficit)    (deficit)
                                ------       ------    ---------    ---------
Balance at April 30, 1995       10,000   $   10,000   $  178,571   $   188,571
Net loss                                                (650,350)    (650,350)
Issuance of common stock           753          753                       753
                            ----------   ----------   ----------   ----------
Balance at March 26, 1996       10,753       10,753   $ (471,779)  $ (461,026)
                            ==========   ==========   ==========   ==========
















                     The accompanying notes are an integral
                      part of these financial statements.

ADVANCED MANAGEMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------



                                                                For the period
                                                               from May 1, 1995
                                                               to March 26, 1996
                                                               -----------------

Cash flows from operating activities:
     Net income                                                  $  (650,350)
     Adjustments to reconcile net income to net cash used by
      operating activities:
         Depreciation and amortization                                 9,251
         Decrease in accounts and notes receivable                   354,217
         Increase in prepaid expenses and other assets                  (875)
         Increase in accounts payable and accrued liabilities        840,131
                                                                 -----------
     Net cash provided by operating activities                       552,374
                                                                 -----------
Cash flows from investing activities:
     Additions to property and equipment                              (9,292)
                                                                 -----------
     Net cash used in investing activities                            (9,292)
                                                                 -----------
Cash flows from financing activities:
     Principal payments on obligations                                (4,250)
     Proceeds from issuance of common stock                              753
                                                                 -----------
     Net cash used in financing activities                            (3,497)
                                                                 -----------
     Increase in cash                                                539,585
     Cash at beginning of period                                      17,435
                                                                 -----------
     Cash at end of period                                       $   557,020
                                                                 ===========

















                     The accompanying notes are an integral
                       part of these financial statements.

ADVANCED MANAGEMENT SERVICES, INC.

--------------------------------------------------------------------------------


1.   DESCRIPTION OF BUSINESS AND ACQUISITION

     Advanced Management Services, Inc. (the "Company") was incorporated as an S corporation in 1991. The Company's principal business activity is providing long-distance services, travelcard service, and various other telecommunication services to customers located nationwide, primarily in the motor freight industry.

     Effective March 26, 1996, all of the outstanding stock of the Company was acquired by United Digital Network, Inc. (formerly Unidex Communications Corp.) The financial statements of the Company presented herein do not reflect any adjustments arising from the United Digital Network, Inc. acquisition.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     For purposes of this presentation, the Company's fiscal year ends on April 30.

     Financial instruments

     The fair market value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes that the fair values of financial instruments approximate their recorded values.

     Business and credit concentrations

     In the normal course of business, the Company extends unsecured credit to its customers. Management has provided an allowance for doubtful accounts to provide for amounts which may eventually become uncollectible and to provide for any disputed charges.

     Sales to one customer for the period ended March 26, 1996 represented approximately 26% of telecommunications revenues.

     Property and equipment

     Property and equipment are stated at cost. Depreciation for financial statement purposes, which includes amortization of assets under capital leases, is provided utilizing the straight-line method over the estimated useful lives of the depreciable assets or the lease terms.

     Expenditures for major renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Expenditures for repair and maintenance are charged to expense as incurred.

ADVANCED MANAGEMENT SERVICES, INC.

--------------------------------------------------------------------------------


     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Federal income taxes

     The Company elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code. Therefore, no income tax amounts have been reflected in the financial statements as all income tax consequences of the Company's activities are passed through to the Company shareholders.

3.   ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:
                                                                 March 26,
                                                                  1996
                                                                  ----
     Trade receivables:
           Billed                                              $   864,092
           Unbilled                                                884,293
                                                               -----------


                                                                 1,748,385
     Allowance for doubtful accounts:
           Trade                                                  (133,560)
                                                               -----------


     Total accounts receivable, net                            $ 1,614,825
                                                               ===========


     The Company's monthly billing cycle is such that certain services performed in the last month of one fiscal year will not be billed until the first month of the subsequent fiscal year. These services are recognized as earned revenue and recorded as unbilled receivables when provided.

ADVANCED MANAGEMENT SERVICES, INC.

--------------------------------------------------------------------------------

4.   PROPERTY AND EQUIPMENT

     Property and equipment consist of:
                                                    March 26,
                                                        1996        Life
                                                        ----        ----

     Computer equipment                          $    20,100      5 years
     Office furniture                                 97,191      7 years
                                                 -----------


                                                     117,291
     Accumulated depreciation                        (92,996)
                                                 -----------


     Total property and equipment, net           $    24,295
                                                 -----------


     Total depreciation expense, including amortization of equipment under capital leases, charged to operations for the period from May 1, 1995 to March 26, 1996 was $9,251.

5.   EMPLOYEE SAVINGS PLAN

     The Company has an employee savings 401(k) plan which covers certain eligible full-time employees. It is the Company's policy to fund the Plan with discretionary contributions. During fiscal 1996, the Plan was terminated. For the period from May 1, 1995 to March 26, 1996, approximately $38,543 was expensed by the Company related to the Plan.

6.   COMMITMENTS AND CONTINGENCIES

     The Company has entered into various long-term commitments for the purchase of network usage. The aggregate amount of required payments under these various agreements is $650,000 for fiscal 1997.

     The Company is involved in various claims and legal actions arising from the ordinary course of business. Management believes that it is unlikely that the final outcome of any of the claims or precedings to which the Company is a party would have a materially adverse effect on the Company's financial position or results of operations.

ADVANCED MANAGEMENT
SERVICES, INC.

STATEMENT OF TELECOMMUNICATION
SERVICES REVENUES AND DIRECT
EXPENSES AND REPORT OF INDEPENDENT
ACCOUNTANTS

YEAR ENDED APRIL 30, 1995

                        REPORT OF INDEPENDENT ACCOUNTANTS

April 25, 1997

To the Board of Directors and Shareholders of Advanced Management Services, Inc.


We have audited the accompanying statement of telecommunication services revenues and direct expenses of Advanced Management Services, Inc., acquired by United Digital Network, Inc. (formerly Unidex Communication Corp.), for the year ended April 30, 1995. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of telecommunication services revenues and direct expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of telecommunication services and direct expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in a registration statement on Form 10-SB of United Digital Network, Inc.) as described in Note 3 and is not intended to be a complete presentation of Advanced Management Services Inc.'s revenues and expenses.

In our opinion, the statement referred to above presents fairly, in all material respects, the telecommunication services revenues and direct expenses acquired, as described in Note 2, for the year ended April 30, 1995, in conformity with generally accepted accounting principles.



/s/ Price Waterhouse LLP

ADVANCED MANAGEMENT SERVICES, INC.

STATEMENT OF TELECOMMUNICATION SERVICES REVENUES AND DIRECT EXPENSES
-------------------------------------------------------------------------------







                                                                   For the
                                                                year ended
                                                                  April 30,
                                                                     1995
                                                                     ----

Telecommunication services revenues                          $  10,671,000
Direct expenses (primarily line costs)                           9,042,000
                                                             -------------
Gross Profit                                                 $   1,629,000
                                                             =============












                     The accompanying notes are an integral
                       part of this financial statement.

ADVANCED MANAGEMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENT OF TELECOMMUNICATION
SERVICES REVENUES AND DIRECT EXPENSES
--------------------------------------------------------------------------------


1.   DESCRIPTION OF BUSINESS

     Advanced Management Services, Inc. ("AMS") was incorporated as an S corporation in 1991. The Company's principal business activity is providing long-distance services, travelcard service, and various other telecommunication services to customers located nationwide in the motor freight industry.

2.   ACQUISITION

     Effective March 26, 1996, all of the outstanding common stock of AMS was acquired by United Digital Network ("United Digital") (formerly Unidex Communications Corp.) in a transaction accounted for as a purchase by the United Digital.

3.   BASIS OF PRESENTATION

     The accompanying statement of telecommunication services revenues and direct expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission ("SEC") for the inclusion in the registration statement on Form 10-SB of United Digital. For purposes of this presentation, AMS's fiscal year ends on April 30.

     The acquisition of AMS constituted a significant acquisition to United Digital pursuant to SEC Regulation S-B. AMS did not maintain complete accounting records and, accordingly, complete financial statements of the acquired AMS are not presented.

     Telecommunication services revenues primarily represent amounts billed to customers for long distance and travelcard services and direct expenses, primarily representing line costs. The accompanying statement is not intended to be a complete presentation of the Company's revenues and expenses.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue recognition

     AMS recognizes revenue from telecommunication services in the period in which the services are provided. Direct expenses are recorded when the related revenue is recognized.

DIGITAL NETWORK, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
ACCOUNTANTS

JANUARY 31, 1995

                     DIGITAL NETWORK, INC. AND SUBSIDIARIES


                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----

Report of Independent Accountants for the year ended January 31, 1995         2

Consolidated Financial Statements:

            Consolidated Balance Sheet as of January 31, 1995                 3

            Consolidated Statement of Operations for the year ended
              January 31, 1995                                                4

            Consolidated Statement of Shareholders' Equity (Deficit)
              for the year ended January 31, 1995                             5

            Consolidated Statement of Cash Flows for the year ended
              January 31, 1995                                                6

            Notes to Consolidated Financial Statements                        7

                        REPORT OF INDEPENDENT ACCOUNTANTS


April 28, 1997

To the Board of Directors and Shareholders of Digital Network, Inc. and subsidiaries


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Digital Network, Inc. and its subsidiaries at January 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

DIGITAL NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------



                                                                       As of
                                                                    January 31,
                                                                       1995
                                                                       ----
ASSETS
Current assets:
    Cash                                                           $     69,258
    Accounts and notes receivable, net (Note 3)                         460,397
    Trade credits                                                       225,297
    Deposits                                                            169,800
                                                                   ------------
           Total current assets                                         924,752
                                                                   ------------
Property and equipment, net (Note 4)                                  1,014,189
Customer list, less accumulated amortization of $2,277                  107,030
                                                                   ------------
           Total assets                                            $  2,045,971
                                                                   ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
    Trade accounts payable                                         $  1,825,056
    Notes and accounts payable to shareholders                           23,695
    Accrued taxes                                                       250,879
    Current maturities of long-term obligations, net (Note 6)           277,064
    Advances from United Digital Network, Inc. (Note 10)                135,000
    Accrued liabilities and other                                        72,588
                                                                   ------------
           Total current liabilities                                  2,584,282
                                                                   ------------

Notes payable to shareholder                                             25,946
Long-term obligations, net (Note 6)                                     632,536

Commitments and contingencies (Note 8)

Shareholders' equity (deficit):
    Common stock, $1 par value
     50,000,000 shares authorized;
     1,000 issued                                                         1,000
    Additional paid-in-capital                                          206,746
    Retained deficit                                                 (1,404,539)
                                                                   ------------
           Total shareholders' equity (deficit)                      (1,196,793)
                                                                   ------------
           Total liabilities and shareholders' equity (deficit)    $  2,045,971
                                                                   ============



                   The accompanying notes are an integral part
                  of these consolidated financial statements.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------





                                                               For the
                                                            year ended
                                                            January 31,
                                                                1995

Telecommunications revenues                                $   3,823,226
Cost of revenues                                              (2,760,776)
                                                           -------------
    Gross profit                                               1,062,450
                                                           -------------
Operating expenses:
    General and administrative                                 1,374,689
    Depreciation and amortization                                280,665
                                                           -------------
        Total operating expenses                               1,655,354
                                                           -------------
Operating loss                                                  (592,904)
Interest expense, net                                            (83,192)
Other expense, net (Note 9)                                      (20,429)
                                                           -------------
Net loss                                                   $    (696,525)
                                                           =============








                   The accompanying notes are an integral part
                  of these consolidated financial statements.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------





                                                                     For the year ended
                                                                      January 31, 1995
                                                                      ----------------

                                               Common Stock            Additional                     Total
                                               ------------             paid-in      Retained         equity
                                          Shares         Amount         capital       deficit       (deficit)
                                          ------         ------         -------       -------       ---------
Balance at January 31, 1994                  1,000  $       1,000  $     206,746  $    (708,014) $    (500,268)
Net loss                                                                               (696,525)      (696,525)
                                     -------------  -------------  -------------  -------------  -------------
Balance at January 31, 1995                  1,000  $       1,000  $     206,746  $  (1,404,539) $  (1,196,793)
                                     =============  =============  =============  =============  =============






















                   The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------



                                                                For the year
                                                                    ended
                                                                January 31,
                                                                    1995
                                                                    ----
Cash flows from operating activities:
    Net loss                                                    $   (696,525)
    Adjustments to reconcile net loss to net cash
     provided by operating activities:
        Depreciation and amortization                                280,665
        Increase in accounts and notes receivable                    (31,035)
        Increase in prepaid expenses and other assets                (97,727)
        Increase in accounts payable and accrued expenses            843,027
                                                                ------------


    Net cash provided by operating activities                        298,405
                                                                ------------



Cash flows from investing activities:
    Additions to property and equipment                             (460,999)
                                                                ------------


    Net cash used in investing activities                           (460,999)
                                                                ------------



Cash flows from financing activities:
    Additions to long term obligations                               423,604
    Principal payments on obligations                               (213,058)
                                                                ------------


    Net cash provided by financing activities                        210,546
                                                                ------------


    Increase in cash                                                  47,952
    Cash at beginning of year                                         21,306
                                                                ------------


    Cash at end of year                                         $     69,258
                                                                ============



Supplemental disclosure of cash flow information:
    Interest paid                                               $     88,876
                                                                ============






                   The accompanying notes are an integral part of these consolidated financial statements.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF BUSINESS

     Digital  Network,  Inc.  and  subsidiaries  ("DNI"  or the  "Company")  was incorporated in 1982. The Company's principal business activity is providing basic long distance services, travelcard service, international long distance, and various other telecommunication services to residential and small to medium sized commercial customers. The principal markets for its long distance services are the central and southwest United States.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The consolidated  financial  statements include the accounts of the Company
     and  its  wholly  and  majority   owned   subsidiaries.   All   significant
     intercompany accounts and transactions are eliminated in consolidation.

     Financial instruments

     The fair market value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes that the fair values of financial instruments approximate their recorded values.

     Business and credit concentrations

     In the normal course of business, the Company extends unsecured credit to its customers. Management has provided an allowance for doubtful accounts to provide for amounts which may eventually become uncollectible and to provide for any disputed charges.

     Property and equipment

     Property and equipment are stated at cost. Depreciation for financial statement purposes, which includes amortization of assets under capital leases, is provided utilizing the straight-line method over the estimated useful lives of the depreciable assets or the lease terms.

     Expenditures for major renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Expenditures for repair and maintenance are charged to expense as incurred.

     Customer list

     Customer  list   represents  the  value  assigned  to  purchased   customer
     relationships and is amortized utilizing the straight-line method over an estimated useful life of 7 years.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Federal income taxes

     The Company has elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code. Therefore, no income tax amounts have been reflected in the financial statements as all income tax consequences of the Company's activities are passed through to the Company shareholders.

     If the Company had elected to be treated as a C corporation, any net deferred tax asset arising as a result of the application of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", would have been fully reserved.

3.   ACCOUNTS AND NOTES RECEIVABLE

     Accounts and notes receivable consist of the following:
                                                            January 31,
                                                               1995
                                                               ----
     Trade receivables:
           Billed                                         $    291,980
           Unbilled                                            289,407
                                                          ------------
                                                               581,387
     Allowance for doubtful accounts:
           Trade                                              (120,990)
                                                          ------------
     Total accounts and notes receivable, net             $    460,397
                                                          ============

     The Company's monthly billing cycle is such that certain services performed in the last month of one fiscal year will not be billed until the first month of the subsequent fiscal year. These services are recognized as earned revenue and recorded as unbilled receivables when the services are provided.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.   PROPERTY AND EQUIPMENT

     Property and equipment consist of:
                                                       January 31,
                                                           1995            Life
                                                           ----            ----
     Communications equipment                         $  2,876,823       5 years
     Office furniture                                       82,253       7 years
                                                      ------------
                                                         2,959,076
     Accumulated depreciation                           (1,944,887)
                                                      ------------
     Total property and equipment, net                $  1,014,189
                                                      ============


     Total depreciation expense, including amortization of equipment under capital leases, charged to operations for the year ended January 31, 1995 was $278,388.

5.   LEASES

     The Company leases certain office facilities and equipment under capital leases and noncancellable operating leases expiring through January 2000. At the end of the capital lease terms, the Company has the option to purchase the leased equipment. During fiscal 1995, the Company modified the terms of one capital lease agreement resulting in an increase in long-term obligations of $48,466. Minimum annual rentals under these leases are as follows:

     Years ending                                      Capital         Operating
      January 31,                                       Leases          Leases
      -----------                                       ------          ------
         1996                                      $    178,132   $     34,070
         1997                                           178,132         55,920
         1998                                           178,132         55,920
         1999                                           178,132         51,120
         2000                                           163,287         51,120
         Thereafter                                      -              46,860
                                                   ------------   ------------
     Total minimum lease payments                       875,815   $    295,010
                                                                  ============
     Amounts representing interest                     (168,193)
                                                   ------------
     Present value of net minimum lease payments        707,622
     Current portion                                   (121,090)
                                                   ------------
     Long-term capitalized lease obligations       $    586,532
                                                   ============

DIGITAL NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


6.   LONG-TERM OBLIGATIONS

     Long-term obligations consist of:                               January 31,
                                                                       1995
                                                                       ----

     Note repayable to a bank in monthly installment
      amounts of $3,678 plus interest at 8%, final payment
      due June 1995.  This note is currently in default              $   41,098

     Note repayable in monthly installments of $4,894,
      including interest at 8%, due December 1996                       102,947

     Note repayable in weekly installments of $2,661
      including interest of 10%, due June 1995                           49,604

     Capital lease obligations                                          707,622

     Other                                                                8,329
                                                                     ----------


     Total long-term obligations                                        909,600

     Less current maturities:
           Long-term debt                                               155,974
           Capital lease obligations                                    121,090
                                                                     ----------


     Long-term portion                                               $  632,536
                                                                     ==========



     Principal repayments of long-term debt are due approximately as follows:

         Years ending
          January 31,

            1996                                                     $  277,064
            1997                                                        177,813
            1998                                                        143,640
            1999                                                        156,713
            2000                                                        154,370
                                                                     ----------
            Total long-term debt                                     $  909,600
                                                                     ==========

DIGITAL NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     Assets recorded under capital leases are included in property and equipment as follows:

                                                                     January 31,
                                                                        1995
                                                                        ----
        Communications equipment                                     $  674,000
        Accumulated amortization                                         (7,021)
                                                                     ----------
                                                                     $  666,979
                                                                     ==========

     The total rent expense incurred during the year ended January 31, 1995 was $166,490.

7.   RELATED PARTY TRANSACTIONS

     The Company  made  payments to creditors  totaling  $47,314 on behalf of an associated company. These payments were expensed by the Company. Additionally, the Company processed long-distance traffic through the use of a carrier identification code ("CIC") owned by another associated company. The Company remits payment of the access code charges directly to the service providers.

     Associated companies represent companies in which certain officers of DNI have ownership interests.

     Interest paid to shareholders of the Company was $1,873 for the year ended January 31, 1995.

8.   COMMITMENTS AND CONTINGENCIES

     The Company is involved in various claims and legal actions arising in the ordinary course of business. Management believes it is unlikely that the final outcome of any of the claims or proceedings to which the Company is a party would have a materially adverse effect on the Company's financial position or results of operations.

9.   OTHER EXPENSE

     Other expense consists of the following:

     Fees and penalties                                             $ (101,669)
     Gain on dispute settlement                                         50,863
     Other income                                                       30,377
                                                                    ----------
                                                                    $  (20,429)
                                                                    ==========

     Fees and penalties consist of late fees paid to service providers and tax penalties paid to regulatory agencies. The gain resulted from the settlement of a dispute regarding line charge discounts with a service provider.

DIGITAL NETWORK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  SUBSEQUENT EVENTS

     During fiscal 1995, the Company received $135,000 in cash advances from United Digital Network, Inc. ("UDN"), formerly Unidex Communications Corp., for the funding of operations.

     Effective April 27, 1995, UDN acquired all of the outstanding shares of the Company. Subsequent to the acquisition, the cash advances were treated as intercompany payables and eliminated in consolidation. The financial statements of the Company presented herein do not reflect any adjustments arising from the UDN acquisition.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit
Number  Description of Exhibits
------  -----------------------

  2    Charter and Bylaws.*

  3    Instruments Defining the Rights of Security Holders.(See Exhibit No. 2).*


------------------
*  Filed herewith.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: May 30, 1997            UNITED DIGITAL NETWORK, INC.


                               By: /s/ John R. Snedegar
                                   --------------------
                                     John R. Snedegar, President


                               By: /s/ Dale W. Christensen
                                   -----------------------
                                     Dale W. Christensen,
                                     Vice President of Finance
                                     and Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit
Number      Description of Exhibits
------      -----------------------

   2        Charter and Bylaws*

   3        Instruments Defining the Rights of Security Holders.
            (See Exhibit No. 2)*


------------------
*   Filed herewith.

                                INDEX TO EXHIBITS



Exhibit No.     SEC Reference No.    Title of Document
-----------     -----------------    -----------------
     1                2              Articles of Incorporation of the Company
                                     and related Amendments

     2                2              Bylaws of the Company

     3                3              Form of Warrant

     4                3              Form of Warrant